U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-SB/A
Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934


OmniComm Systems, Inc.


          Delaware                         11-3349762___
(State or Other Jurisdiction of         (I.R.S. Employer
incorporation of oragnization)          Identification No.)


3250 Mary Street, Ste. 307, Miami, FL.33133
(Address of principal executive offices)    (Zip Code)

Issuer's telephone number: 305-448-4700


Securities to be registered under Section 12(b) of the Act:

Title of each class           Name of each exchange on which
to be registered                   each class is to be
registered
     None                               None


   Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value

PART I

Item 1.   BUSINESS

Forward-Looking Statements

     Statements contained in this Form 10-SB that are not historical fact are "forward looking statements". These statements can often be identified by the use of forward-looking terminology such as "estimate", "project", "believe", "expect", "may", "will', "should", "intends", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. We wish to caution the reader that these forward-looking statements, such as statements relating to timing, costs and of the acquisition of, or investments in, existing business, the revenue profitability levels of such businesses, and other matters contained in this Form 10-SB regarding matters that are not historical facts, are only predictions. No assurance can be given that plans for the future will be consummated or that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these plans and projections and other forward-looking statements are based upon a variety of assumptions, which we consider reasonable, but which nevertheless may not be realized. Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize, and unanticipated events and circumstances may occur subsequent to the date of this Form 10-SB. Therefore, our actual experience and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected. Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by us or any other person that these plans will be consummated or that estimates and projections will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

Y2K COMPLIANCE

Year 2000 Program

Introduction

     The "Year 2000 Problem" arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of the familiar "19." If not corrected, many computer applications could fail or create erroneous results. The problems created by using abbreviated dates appear in hardware (such as microchips), operating systems and other software programs. The Company's Year 2000 ("Y2K") compliance project is intended to determine the readiness of the Company's business for the Year 2000. The Company defines Y2K "compliance" to mean that the computer code will process all defined future dates properly and give accurate results.

Description of Areas of Impact and Risk

     The Company has identified four areas where the Y2K problem creates risk to the Company. These areas are: a) internal Information Technology ("IT") systems; b) non-IT systems with embedded chip technology; c) system capabilities of third party businesses with relationships with the Company, including product suppliers, customers, service providers (such as telephone, power, logistics, financial services) and other businesses whose failure to be Y2K compliant could have a material adverse effect on the Company's business, financial condition or results of operations; and d) product liability claims arising out of the non-performance of computer products distributed by the Company.

Plan to Address Year 2000 Compliance

     The Company has formed a Year 2000 Compliance Project Team and began developing an overall plan to address Y2K readiness issues. This plan includes five phases as follows: Phase I is to create an inventory of the Company's IT systems, non-IT systems and service providers (each of these being referred to as "business components") that need to be analyzed for Y2K compliance. During Phase I a priority is established so that the Company will first address the most important business components to determine Y2K readiness. Phase II analyzes the identified business components to determine which of the business components in the inventory require additional effort to be Y2K compliant. Phase III is the repair, modification or replacement of business components which the analysis determines are not Y2K compliant ("remediation"). Phase IV consists of various types of testing to confirm that the remediation process has resulted in the business components being Y2K compliant. Phase V is the development of contingency plans to address potential risks that the Y2K compliance project may not fully address.

State of Readiness

     IT Systems - The initial Phase I inventory and prioritization process for the Company's U.S. based IT systems has been completed. The Company's current focus in this area is on testing and remediation, inventory refinement, and test plan refinement. Approximately 92% of all identified IT system business components have been deemed to be Y2K compliant as of March 31, 1999 with analysis of the remaining 8% continuing. Testing will continue through July 1999 when all compliance testing is anticipated to be completed. Even though the original design of the Company's network and accounting software system (the Company's system performing the primary business functions of sales order entry, billing, purchasing, distribution and inventory control) considered the Y2K problem and is currently deemed compliant, the test plan includes detailed testing of this business critical system. Desktop hardware and software systems testing and remediation is anticipated to be completed in June 1999.

     Non-IT systems - Non-IT systems consist of any device which is able to store and report date-related information, such as access control systems, elevators, security systems and other items containing a microprocessor or internal clock. The phased plan approach utilized by the Company for analysis of the IT systems is also being used for non-IT systems. Phase I inventory and prioritization has been completed for non-IT systems. Phase II analysis will be performed on systems material to the Company's operations with the assistance of the Company's vendors. The Company currently plans to complete the Y2K compliance program for all material non-IT systems by the end of June 1999.

     Material Third Parties - The Company has created an inventory of what it believes to be all material third parties with whom the Company has a business relationship in the U.S. Requests for binding Y2K compliance letters were sent to these third parties beginning in March 1999. The Company is currently reviewing the responses to these requests to determine the Y2K readiness of these third parties. For those critical third party suppliers, service providers and customers that fail to respond to the Company's survey, the Company intends to pursue alternative means of obtaining Y2K readiness information, such as review of publicly available information published by such third parties. The Company plans to continue to review its third party relationships throughout the Y2K compliance program to ensure all material third party relationships are addressed.

     Product Liability - The Company does not make any representations or warranties that the products it distributes are or will be Y2K ready or compliant. In certain countries where the Company or its subsidiaries distribute products, the Company may have an obligation to accept returns of products which fail because the product is not Y2K ready. In most cases, these returns may be passed on to the manufacturer. In those countries where product return obligations may exist, the Company plans to carefully review manufacturer representations regarding products that are sold in material volumes by the Company or its subsidiaries.

Contingency Planning and Risks

     Upon completion of Phase I (inventory of components) and Phase II (analysis of Y2K readiness) the Y2K compliance project team will commence development of a contingency plan to address risks arising from Y2K. While the Company believes that its approach to Y2K readiness is sound, it is possible that some business components are not identified in the inventory, or that the scanning or testing process does not result in analysis and remediation of all source code. The Company will assume a third party is not Y2K ready if no response or an inadequate response is received. The Company's contingency plan will address alternative providers and processes to deal with business interruptions that may be caused by internal system or third party providers failure to be Y2K ready to the extent it is possible.

     The failure to correct a material Y2K problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failure could materially and adversely affect the Company's results of operations, liquidity and financial condition. In addition, the Company's operating results could be materially adversely affected if it were to be held responsible for the failure of any products sold by the Company to be Y2K ready despite the Company's disclaimer of product warranties and the limitation of liability contained in its sales terms and conditions.

     The expenditures related to the Year 2000 compliance program are approximately $7,500.

 Business Development

     Coral Development Corp. ("Coral") was incorporated under the laws of the State of Delaware on November 16, 1996 as a wholly owned subsidiary of Modern Technology Corp. ("MTC") a Delaware corporation who received 403,000 shares of common stock of Coral in exchange for $30,000.

     In June of 1997, Coral registered 403,000 shares of common stock to be distributed to the shareholders of MTC as a shared dividend. The registration and issuance of the shares was subject to the provisions of Rule 419 ("Rule 419") of Regulation C of the Rules and Regulations of the Securities Act of 1933, as amended.

     Rule 419 sets forth the requirements that apply to every registration statement filed under the Act relating to an offering by a "blank check company". A "blank check company" is a company that is a development stage company that has no specific plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. At the time of filing the registration statement, Coral was a "blank check company". The main requirements of Rule 419 are: escrowing the securities that are subject to the registration statement prior to issuance of the securities and consummating a transaction within 18 months of filing the registration statement.

     Coral and OmniComm Systems, Inc. (the "Company") entered into an Agreement and Plan of Merger on July 22, 1998. The terms of the agreement provided that all of the issued and outstanding shares of OmniComm Systems, Inc. would be exchanged for 940,000 shares of common stock of Coral. The officers and directors of Coral would resign and the name of Coral would be changed to OmniComm Systems, Inc. Further, as part of the plan of merger, the five OmniComm shareholders will receive options representing an additional 2,687,000 shares of common stock of the Company. The options will vest in the event the Company generates $4,000,000 in gross revenue on a cumulative basis. The issuance of the shares subject to the options will cause substantial dilution to the existing shareholders.

     Coral had until December 5, 1998 (18 months from the filing date of the Form SB-2 ; June 5, 1997) to finalize a transaction. Prior to entering into the Agreement and Plan of Merger, the Company acquired Education Navigator, Inc. on June 26, 1998. The closeness in time of these two transactions presented a logistical problem in completing due diligence and providing audited financial statements for OmniComm Systems, Inc. and especially Education Navigator, Inc. which did not have audited financial statements. To further complicate the matter, the financial statements when completed needed to be presented in such a way so as to show pro-forma information as if the mergers had occurred a year earlier. Coral received a comment letter from the Securities Exchange Commission concerning the Post-Effective amendment to the SB-2. It was clear from the comments that Coral and the Company would not make the deadline on December 5, 1998 so the SB-2 was withdrawn. Coral and the Company understood that if the SB-2 did not go effective by December 5, 1998, they would have to re-file the registration statement since it was very unlikely that an extension would be given. The shares that had been held in escrow pursuant to Rule 419 were returned to MTC.

     Since the parties were specifically identified for purposes of an acquisition it was felt that the proscriptions of Rule 419 would not apply and the safeguards for issuance of the shares such as the escrow requirements would not have to be adhered to which would shorten the time period for completing the transactions. In addition, the Division of Corporate Finance had issued Staff Legal Bulletin No. 4, which gave specific guidance to the parties for the type of transaction that was contemplated.

     The Company and Coral continued with their plans to finalize the merger and to become a reporting company. The parties executed an Amended Agreement and Plan of Merger to include MTC, the parent of Coral, as a party for the sole purpose of issuing the shares in accordance with the Agreement and Plan of Merger. A Form 10-SB was filed on December 22, 1998 to register the common shares of Coral, pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     The Company and Coral finalized the merger on February 17, 1999. None of the shares have been distributed to the MTC shareholders.

BUSINESS OF ISSUER

     OmniComm Systems, Inc. is developing and marketing TrialMasterTM a data base application to collect, validate and compile clinical trial data over the Internet. TrialMasterTM is an integrated solution for participants in the clinical trial process such as pharmaceutical and medical device companies, and clinical research organizations (CRO) to implement a system that utilizes the principal strengths of the Internet to conduct clinical trials:


     Less Expensive
     Faster
     More Efficient
     Real-Time Access

     TrialMasterTM automates the entire process of data collection and validation; effectively reducing development and testing time for medical drug and device research projects. See TrialMasterTM
Overview.

     The Company plans to distribute and maintain the TrialMasterTM system directly. The Company plans on implementing a sales and marketing staff within the next 12 months. The Company has expended approximately $100,000 on continued refinements of the system since acquiring the system when Education Navigator was acquired.

     In addition to the development and marketing of its TrialMasterTM application, OmniComm is a systems integrator: a provider of services and products designed to build, manage and enhance computer network infrastructures, local and wide area, for businesses.

     The Company made a strategic decision during the beginning of January 1999 to focus substantially all of its resources, both financial and personnel, on the development and marketing of its TrialMasterTM system. The Company had begun the development of the application during the fourth calendar quarter of 1998.

     The Company, however, will continue with its systems integration business and its current projects with its current client base including Office Depot, Republic Industries, and Commercial Services International and other private companies.


TRIALMASTER(TM)

Overview

     In order for a drug or device to be marketed in the United
States, Europe or Japan, the drug or medical device must undergo extensive testing and regulatory review in order to determine that the drug or device is safe and effective.

     To support an application for regulatory approval, clinical data must be collected. Clinical data is collected from the Clinical Report Forms (CRF) that are submitted to and filled out by an investigator, typically a doctor or research assistant who is participating in the clinical trial. These CRFs can be 5 to 100 pages and document a series of visits by patients over a period of time. See Clinical Trial Overview.

     Once information is collected from the patient/study subject by the investigators and the relevant portion of the CRF is filled out, it is then submitted to either the sponsor of the study, such as a pharmaceutical company, or the clinical research organization
(CRO), an entity that has contracted with the sponsor to conduct the clinical trial. The data is then inputted manually into a data base. Typically, double data entry is used in order to resolve errors.

     TrialMasterTM allows participants in the clinical trial process such as a sponsor or CRO to perform the foregoing data collection and handling via a direct, secure Internet connection.

Description

     OmniComm provides a fully integrated solution for the collection of clinical data utilizing its TrialMasterTM application. OmniComm works closely with a sponsor such as a drug company, CRO to develop a CRF that is Internet enabled. During this process, the protocol of the trial in the form of validation parameters are incorporated into the CRF. The development of the Internet based
CRF and the incorporation of the validation criteria are done internally and, when necessary, outside software programming assistance is utilized.

     After the CRFs are Internet enabled and the validation criteria encoded, the CRFs are distributed via the Internet from the Company's server to the sites where the clinical trials are to take place. In addition to installing the application, OmniComm can provide the necessary infrastructure components including network consulting and implementation, hardware procurement, hosting, and maintenance.

     TrialMasterTM is an open system that is fully integratable with existing legacy data systems such as OracleTM and Microsoft SQLTM. The application utilizes standard browsers such as Internet
Explorer 4.0TM and NetscapeTM.

     The cost for implementing the application is based on a per page/per patient fee which will increase or decrease depending on the size of the trial in terms of patients/subjects and the length of time to conduct the trial. As an example, a 400 patient trial using a 5 page CRF would approximately $100,000. The cost per page, in this case, would be $50.00 per page. The cost per page would decrease as the number of patients or pages increase.

     TrialMasterTM allows clinical data to be entered directly from a source document such as a patient record or doctor's notes via a computer. The clinical data is transmitted via the Internet to a secure server where the data is validated and stored. The following flow chart shows how the system works.



     TrialMasterTM significantly impacts the clinical trial process in the following three areas: Data Collection, Validation and Edit Queries, and Monitoring.


Data Collection Comparison

Clinical data is collected from the Clinical Report Forms
(CRF) that are submitted to and filled out by an investigator ( doctor/research assistant ) who is participating in the clinical trial. These forms can be 5 to 100 pages per patient and encompass a series of visits by patients over a period of time. For example, the cost for data handling and collection in an ongoing 12,000 patient European clinical trial with a 70-page clinical report form
(CRF) is $1,000 per patient.
Current System

The cost to process data is
  approximately $15.00 to
  $25.00 per page per
  patient.

The time to process the data
  can take anywhere from 1 -
  4 weeks
TrialMasterTM System

                              The cost to process the data
                                 is approximately 5-10
                                 times less per page per
                                 patient.

                              The time to process the data
                                 is approximately 1 minute


Validation and Edit Query Comparison

Upon submission, data is reviewed to see whether the collected data is within certain parameters of the clinical trial, primary validation. If data is outside of the clinical trial parameters or there are typographical errors or similar data problems the data collection process will generate an edit query. This edit query must be submitted to the investigator for resolution and resubmitted for data processing.Current System

The cost to process an edit
  query is approximately $80-
  $100 per query. For a large
  trial it would not be
  uncommon to generate 500-
  1000 edit queries a week.

The time to process the data
  can take anywhere from 3 -
  5 weeks
TrialMasterTM System

                              The number of edit queries is
                                 significantly reduced or
                                 even eliminated because the
                                 system does the validation
                                 when the data is inputted.

                              The time to process the data
                                 is approximately 1 minute







Monitoring

Monitors are an integral and necessary part of the clinical trial process. These individuals travel to the clinical sites to ensure that the investigators are complying with good clinical practice (GCP) standards. Essentially, their role is to make sure clinical data is being collected and submitted in a safe, timely and accurate manner. Monitoring and its associated costs such as travel can make up one quarter of the total costs of a clinical trial.
Current System

The cost for a monitoring
  visit can vary between
  $1,000 to $3,000 per visit
  per site. A trial can have
  as many as 3-7 visits.

The time for each visit is
  usually 1 to 2 days.
TrialMasterTM System

                              The number of visits can be
                                 reduced because the status
                                 of sites can be monitored
                                 remotely and in real time.

                              The time for a visit can be
                                 reduced 25% to 30%.

CLINICAL TRIAL INDUSTRY OVERVIEW

     Worldwide research and development expenditures by the pharmaceutical and biotechnology industries reached an estimated $40 billion in 1997. Further, research and development expenditures in 1997 for the top 50 pharmaceutical companies in the world increased approximately 11% from the previous year. Clinical Trial costs represent approximately $7 billion. Drug testing can cost $150 million or more for a single medication.

     The Company believes that certain industry and regulatory trends have led pharmaceutical, biotechnology, cosmetic and device companies to increase research and development for proprietary new drugs, cosmetic and medical devices. These trends have required companies to conduct increasingly complex clinical trials, and develop multinational clinical trial capability, while seeking to control internal fixed costs. The trends driving the industry's growth can be summarized as follows:

Drug Development Pressures.
Globalization of Clinical Development and Regulatory Strategy.
Increasingly Complex and Stringent Regulation; Need for
  Technological Capabilities.
Competitive Pressures.
Growth of Biotechnology and Genomics Industries.

     These trends have created even greater competitive demands on the industry to bring products to market efficiently and quickly. It has been estimated that for each day a given product remains in clinical trials a company loses approximately $1,000,000 in revenue per day.

CLINICAL TRIAL OVERVIEW

     The regulatory review process is time consuming and expensive. A new drug application (NDA) can take up to 2 years before it is approved. This is in addition to 3 to 5 years of studies required to provide the data to support the NDA. The following is an overview of the process that is generally undertaken to bring a drug or device to market:

Preclinical Research (1 to 3.5 years). In vitro ("test tube") and animal studies to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file an IND (Investigational New Drug Application), upon which the FDA may grant permission to begin human trials.

   Clinical Trials  (3.5 to 6 years)

Phase I (6 months to 1 year). Basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, includes studies to determine how the drug works, how it is affected by other drugs, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

Phase II (1 to 2 years). Basic efficacy (effectiveness) and dose-range testing in 100 to 200 afflicted volunteers to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.

Phase III (2 to 3 years). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics) can be placebo-controlled trials, in which the new drug is compared with a "sugar pill," or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

Treatment Investigational New Drug ("TIND") (may span late Phase
  II, Phase III, and FDA review). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the manufacturer to make the new drug available to a larger number of patients through the regulated mechanism of a TIND. Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

New Drug Application ("NDA") Preparation and Submission. Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large document, the NDA, which today comprises, on average, roughly 100,000 pages.

FDA Review & Approval (1 to 1.5 years). Careful scrutiny of data from all phases of development (including a TIND) to confirm that the manufacturer has complied with regulations and that the drug is safe and effective for the specific use (or
  "indication") under study.

Post-Marketing Surveillance and Phase IV Studies. Federal regulation requires the manufacturer to collect and periodically report to FDA additional safety and efficacy data on the drug for as long as the manufacturer markets the drug (post-marketing surveillance

     To alleviate the enormous amount of paperwork that is generated and submitted for purposes of receiving approval, the United States Food and Drug Administration ("FDA") promulgated regulations on March 20, 1997 concerning the electronic submission of data to the FDA: 21 CFR Part 11 "Electronic Records; Electronic Signatures; Final Rule". Essentially, this regulation provided for the voluntary submission of parts or all of regulatory records in electronic format without an accompanying paper copy. More recently, the FDA promulgated "Providing Regulatory Submissions in Electronic Format-General Considerations".

EMPLOYEES

     The Company and its wholly owned subsidiary, OmniCommerce
Systems, Inc., currently have nine (9) full time employees.

SALES AND MARKETING

     The Company has made a strategic decision to focus all of its resources both financial and personnel on developing, marketing and selling its TrialMasterTM application. The Company is focusing its marketing efforts on three (3) core groups: clinical and academic research organizations; pharmaceutical companies; and, device manufactures.

     The Company has retained the services of Mr. Lawrence Kronick as its consulting applications manager to assist the Company in defining and formulating a strategic marketing plan. Mr. Kronick has 15 years experience in the sales and marketing of products and services within the medical community throughout the United States, Europe, and Asia. Mr. Kronick is paid a monthly retainer of $3,500 per month, has an option to purchase 60,000 shares of common stock vesting over 3 years, and receives a 10% commission based on sales of the application.

     OmniComm is taking a very focused approach to marketing
TrialMasterTM. To date the Company has focused primarily its marketing on the interventional cardiology market. This is a significant market dominated by companies such as Guidant, Johnson & Johnson, Medtronic, Eli Lily, and others. Since becoming involved in this market, however, there are a few factors that lend themselves to the use of TrialMasteTM:

A very competitive market with relatively short product cycles providing for a need to get products to market quickly.
A number of products within a specific segment such as stents that have an incremental difference which need clinical trials to show clinical and functional superiority.
A tight group of opinion leaders within the market segment.

     The clinical trial industry requires an approach grounded on establishing relationships with opinion leaders and decision-makers. The Company is in the early stages of establishing these relationships. OmniComm is planning on attending various meetings including the European Society of Cardiology meeting in Barcelona in August 1999, and the American Heart Association in October 1999.


     To date, the Company has not received any revenues from the sale of the TrialMasterTM application.


COMPETITION

TrialMasterTM - Data Collection

     There are other entities that compete with the Company's Internet based data collection system, TrialMasterTM. Principally, the competitors include Phase Forward Incorporated (www.phaseforward.com), CB Technologies (www.MetaTrial.com), and a British based company, RDE Ltd. Most of these competitors have significantly greater financial, technical and marketing resources, or name recognition than that of the Company.

Systems Integration

     The market for the type of system integration services the Company provides includes a large number of competitors and is subject to rapid change. Primary competitors include participants from a variety of market segments, including systems consulting and implementation firms, application software firms, service groups of computer equipment companies, systems integration companies, and general management consulting firms and programming companies.
Most of the competitors have significantly greater financial, technical and marketing resources and name recognition that the Company. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition will impose additional financial and pricing pressures on the Company.

     The Company believes that the most significant competitive factors it faces is a lack of operating history and an attendant perception of a lack of experience in competing in such a changing and competitive environment. The Company believes, however, that its technical expertise, the knowledge and experience of its principals of the industry, quality of service and responsiveness to client needs and speed in delivering solutions will allow it to compete favorably within this environment.

MEDICAL ADVISORY BOARD

     Given the Company's basic approach in developing and marketing the TrialMasterTM application as if it were a medical device, the Company decided to form a Medical Advisory Board. The purpose of the Board is to advise and consult the Company on the development, implementation, and marketing of the TrialMasterTM application. The Board is to be composed of 3-5 individuals who have the background and expertise to provide meaningful insight into the process of developing, implementing, and marketing TrialMasterTM to the medical drug and device industry. The Board members are paid a retainer of $1,000 per month and given an option to purchase 50,000 shares of common stock of the Company at $1.00 per share over a 3-year period. Currently, there are two members on the Board:

Warren Scott Grundfest, M.D., F.A.C.S. Dr. Grundfest is currently the holder of the Dorothy and E. Phillip Lyon Chair in Laser
  Research, Director of the laser research and technology development program of Cedars-Sinai Medical Center, Los Angeles, CA.

Bruce Edward Murphy, M.D., Ph.D., F.A.C.C. Dr. Murphy is the
  Director of Medicine of the Arkansas Heart Hospital; and,
  Chairman of the Board of the Arkansas Heart Institute.

INTELLECTUAL PROPERTY RIGHTS

     The Company acquired Education Navigator, Inc., in part, for its e-commerce applications that it had created and implemented. The Company believes that some of these applications such as TrialMasterTM may be subject to patent and/or copyright protection. The Company is currently investigating the viability of securing such protection. Given the uncertainties of the patenting process especially within the field of computer software and business processes, no assurance can be given that such patent protection will be secured.

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     On May 18, 1999, the Company filed a provisional application for a patent on a "Distributed System and Method for Collecting and Evaluating Clinical Data". Serial No. 60/134,671.

     The Company is in the process of registering the trademarks "OMNICOMM SYSTEMS, INC.", AND "TRIALMASTER" with the U.S. Patent and Trademark Office. The Company intends to make such other state and federal filings as the Company deems necessary and appropriate to protect its intellectual property rights.

Item 2.   Management's Discussion and Analysis or Plan of Operation

The Company

     The proposed business of Coral (n/k/a OmniComm Systems, Inc.) was to provide a mechanism to take advantage of business opportunities. Through inception, November 19, 1996, to February
17, 1999, the Company conducted no business other than organizational activities.

     On June 5, 1997, a registration statement relating to a dividend distribution of 403,000 shares of the Company's Common Stock was declared effective. The offering was made pursuant to Rule 419. The Company realized no net proceeds. The Rule 419 offering did not proceed due to time limitations.

     On July 22, 1998, Coral signed an Agreement and Plan of Reorganization with the Company and its shareholders and an Amendment thereto dated November 3, 1998("Agreement"). The essential terms of the Agreement are described above, "Other Matters", "Acquisition of Education Navigator". The Agreement was finalized on February 17, 1999. The Company has filed a copy of the Agreement with the Securities and Exchange Commission on Form 8-
K. The OmniComm shares now owned by MTC will be distributed to MTC shareholders on the basis of one OmniComm share for each fifty
(50) MTC shares.

OMNICOMM SYSTEMS, INC.

Results of Operations

     The foregoing takes into account the accounts of the Company's wholly owned subsidiary OmniCommerce. OmniCommerce was formed in July 1998 for the purpose of acquiring Education Navigator, Inc.

     From the date of inception (February 28, 1997) to December 31,
1997.

     From the date of inception (February 28, 1997) through December 31, 1997, the Company was a subchapter S Corporation. During this period, the Company had a gross profit of $45,423 on revenues of $210,373 and a net loss of $16,040. A significant portion, approximately seventy-five percent (75%), of the revenue generated during this period was from a single client, Commercial Services International, Inc. (CSI). The source of the revenue was primarily from hardware procurement.

For the twelve month period ending December 31, 1998.

     For the twelve-month period ending December 31, 1998 the Company had a gross profit of $466,776 on revenues of $1,689,794 and a net loss of $295,367. The net loss is primarily attributed to the acquisition of Education Navigator, Inc.

Comparison between the twelve period ending December 31, 1997 and December 31, 1998.

     For the twelve period ending December 31, 1997 the Company had a gross profit of $45,423 on revenues of $210,373 and a net loss of $16,040. For a similar period ending December 31, 1998 the Company had an increase in revenues of $1,479,421. The increase in revenue for the period ending December 31, 1998 is due to a significant increase in projects initiated by the Company's clients, primarily CSI, which represents 78% of the total. During this same period, there was an attendant increase in selling, general and administrative expenses, and salaries to $425,854 from $25,889 representing an increase of $399,965. The major expense items concerning selling, general and administrative expenses were as follows: wages - $180,275; rent - $42,902; health insurance - $14,312; professional fees (accnts./legal) - $27,293; travel - $20,890; telephone - $13,531; fedex - $5,157; office
expense/supplies - $10,494; internet access/web - $7,588    In
addition to the costs associated with the acquisition of Education Navigator, Inc., the Company hired four additional full time employees, relocated its operations to 3250 Mary Street, Suite 307, Miami, Florida 33133, and rented an additional 1750 square feet for the operations of OmniCommerce Systems, Inc. located at 9400 S. Dadeland Blvd., Suite 112, Miami, Florida 33156.

Plan of Operation

     The Company currently has sufficient cash flow from its systems integration projects to fund its day to day operations. The Company has recently initiated a private placement, see below, of 5 year, 10% convertible notes to accredited investors. The proceeds from this offering should be sufficient to assist in the marketing of the TrialMaster application for the next 6 months and to make the necessary debt payments to the Education Navigator shareholders. See Recent Sales of Unregistered Securities - Private Placement.

     The Company intends to raise additional funds to develop, market and implement the TrialMasterTM application. The Company would expect to raise these funds through additional private placements of debt or equity securities.

Private Placement

     On June 4, 1999, the Company entered into a private placement agreement with Noesis Capital Corp. ("Noesis") whereby Noesis has undertaken to raise on a "best efforts" "all or nothing" basis, with a $500,000 minimum on or before June 30, 1999, $3,000,000 from the sale of 2,000,000 shares of 5% Series "A" Convertible Preferred capital stock at $1.50 per share. The offer and sale of the securities is made pursuant to Regulation S of the Securities Act of 1933.

LIQUIDITY

     The sole source of revenue for the Company is from its systems integration business and its current projects. The Company has not derived any revenue from its TrialMasterTM application.

     The Company is generating adequate amounts of cash to meet its current operational needs. With the acquisition of Education Navigator, Inc. the Company, through its wholly owned subsidiary OmniCommerce Systems, Inc., has acquired certain Internet applications including, more specifically, the TrialMaster application. To fully take advantage of the TrialMasterTM application the Company anticipates having to raise additional funds to market and develop the infrastructure to support the applications. It is possible that the Company could support such marketing and infrastructure development from current cash flow. However, the Company feels that such an approach would diminish the ultimate value of the applications by not bringing them to market as quickly as possible.

OTHER MATTERS

Acquisition of Education Navigator, Inc.

     The Company decided during the beginning of 1998 to diversify its range of services to include applications and services related to the Internet. It is the Company's belief that the Internet has become the network of choice for business entities. The Company decided to search for a company to acquire that was involved in the Internet as opposed to internally developing the capability. It was felt this approach would be more expedient and efficient given the rapidly changing technology base concerning the Internet.

     The Company searched for an entity that had the technological base to develop applications or render services, primarily e-commerce, related to the Internet. The Company was not primarily concerned with the financial structure or resources of the entity; rather the Company wanted to acquire a core technology base.

     On April 6, 1998 the Company entered into a letter of intent to acquire all of the issued and outstanding shares of Education Navigator, Inc. During the next 45 days the parties negotiated the terms and conditions of the proposed merger and conducted due diligence. On June 26, 1998 the parties entered into a Merger Agreement the principal terms of which are set forth below. Education Navigator, Inc. and its shareholders, Clifton Middleton and Hugh McCallum, were represented by counsel in the transaction. There were no related parties involved in the transaction and all negotiations were conducted on an "arms length" basis.

     The payment to the shareholders of EdNav of $600,000 was structured as follows: (a) seventy five thousand dollars ($75,000) was paid on the closing (less a credit for the $5,000 deposit previously paid by Company to the EdNav shareholders); (b) five hundred twenty-five thousand dollars ($525,000) was paid at closing by the delivery of a promissory note issued by the Company which providing for payments of principal as follows: $75,000 within sixty (60) days of closing; $95,000 on or before December 31, 1998; $177,500 on the first anniversary date of the closing; $177,500 on the second anniversary date of the closing. In addition, the shareholders of EdNav were issued 441,180 shares of common stock of the Company.

     As part of the acquisition transaction, the two shareholders of Education Navigator, Inc. entered into convenants not to compete. The covenants prohibit the shareholders from engaging in activities that compete with OmniComm Systems, Inc. The Company employs one of the shareholders and the convenant has been incorporated into his employment contract. The covenants shall terminate on June 26, 2001. The Company has agreed to pay the shareholders $60,000 for entering into the convenants. The payment of $60,000 is to be paid as follows: (a) $10,000 upon execution of this Agreement, (b)$10,000 on or before December 31, 1998, (c) $10,000 on or before March 31, 1999, (e) $15,000 on or before July 1, 1999, and (e) $15,000 on or before July 1, 2000.

Factoring

     In order to flatten its cash flow requirements the Company entered into a factoring agreement with Bankest Capital Corporation on March 3, 1998. The fees and charges for the factoring arrangement are customary and reasonable. The Company does not factor all invoices, but selectively factors invoices as the need arises.

Item 3.   Description of Property

     OmniComm's principal executive offices currently are located at 3250 Mary Street, Suite 307, Miami, Florida 33133. The Company currently is on a month to month lease at this location. The Company has also entered into a five year lease for space at 9400 South Dadeland Boulevard, Suite 112, Miami, Florida 33131. The rent for this space ranges from $25,000 to $29,000. The operations of OmniCommerce will be conducted from this location. OmniComm does not expect that any additional space will be required for the foreseeable future.

Item 4.

Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth as of July 15, 1999 the number and percentage of shares beneficially owned after giving effect to the consummation of the merger and distribution of the shares of common stock of the Company, owned of record and beneficially, by each officer and director of the Company and by any other person owning more than 5% of the Company's outstanding Common Stock, and by all Officers and Directors as a group.

                    Shares of      Percentage
                    Common         After
                    Stock After    Merger         Percentage
                    Merger and     and            Prior To
Name                Distribution   Distribution   (3) Merger(4)

Randall Smith(2)         421,461   26%            0%
Peter Knezevich(2)       281,640   18%            0%
Fred Sager               153,500   10%            0%
Clifton Middleton(2)     102,461    6%            0%
Hugh McCallum            102,461    6%            0%
Arthur Seidenfeld(1)(5)  193,096   12%            48%
Anne Seidenfeld(1)  (5)   48,530    3%            12%


All directors and
officers as a group
(2)                      805,562   50.5%

(1) May be deemed to be a parent and promoter as such terms are defined under the Securities Act.
(2)  Directors and/or Officers of the Company since February 17,
1999
(3) At the time of filing the amended Form 10-SB none of the shares have been distributed to the individuals set forth above. However, after filing and distribution there will be 1,593,000 shares outstanding which reflects the 940,000 shares to be issued to the OmniComm shareholders.
(4) All of the shares were owned by MTC prior to the acquisition.
(5) As an affiliate of MTC may be construed to own that percentage of shares held by MTC.

Item 5.   Directors, Executive Officers, Promoters and Control
Persons

          The officers and directors (giving effect to the OmniComm acquisition) are as follows:

Name                Age       Position

Peter S. Knezevich  43        Chief Executive Officer &
                              Director

Randall G. Smith    41        President, Chief Technology
                              Officer and Director

Clifton R. Middleton 51       Vice President

     Peter S. Knezevich, 42, Director, Chief Executive Officer.
Mr. Knezevich has been a Director of OmniComm Systems, Inc., since October of 1997 and shall serve as a Director until the next annual meeting. On March 31, 1999, Mr. Knezevich was appointed as Chief Executive Officer of the Company. Since inception (June 30, 1998) Mr. Knezevich has been Director and Chief Operating and Financial Officer of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc.

     From April 1995 to September 1997, Mr. Knezevich was Vice
President and General Counsel of Imaging Diagnostic systems, Inc., a development stage, reporting and publicly traded company.

     From May 1994 to March 1995, Mr. Knezevich was in the private practice of law.

     From June 1991 to April 1994, Mr. Knezevich was an associate with the Miami, Florida law firm of Ferrell and Fertel, P.A.

     Randall G. Smith, 41, Director, President and Chief Technical Officer. Mr. Smith has been a Director of OmniComm Systems, Inc. since inception and shall serve as a Director until the next annual meeting. Since inception (June 30, 1998) Mr. Smith has been Director and Chief Technical Officer of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc.

     From December 1995 to May 1997, Mr. Smith was Director of
Operations for Global Communications Group, a Miami, Florida, based systems integrator.

     From November 1993 to December 1994, Mr. Smith was General
Manager and Chief Operating Officer of Genesis International, a
Charlotte, North Carolina, based regional systems integrator.

     From January 1989 to November 1993, Mr. Smith was Executive Vice President and Chief Operating Officer of CableNet, Inc., a Charlotte, North Carolina based engineering company that developed, manufactured and marketed world-wide computer interface products. Mr. Smith developed the Company's first product; the universal network adapter utilizing a proprietary dual ram-linked RISC processor architecture.

     Clifton R. Middleton, 51, Vice President and Director of Internet Development and Applications. Since inception (June 30,
1998) Mr. Middleton has been Director and President of OmniCommerce Systems, Inc., the wholly owned subsidiary of OmniComm Systems, Inc. Prior to June 1998, for the past five years, he was President of Education Navigator, Inc., acquired by OmniComm.


Item 6.   Executive Compensation

     The following sets forth the compensation paid to the officers and directors during the past fiscal year ended December 31, 1998. Officers and directors of Coral received no remuneration.


                                   Long Term
Name and       Annual Compensation      Compensation
Principal                          Securities Underlying
Position       Year      Salary Bonus   Options/SARs

Randall Smith  1997           0
President/Dir. 1998     $29,000

Peter Knezevich1997           0
CEO/Dir.       1998     $29,000

Clifton
     Middleton 1998     $85,000        85,000
Vice President

Item 7.   Certain Relationships and Related Transactions

     As the parent of Coral Development, MTC beneficially owns all of the issued and outstanding shares of Coral Development totaling 403,000 shares of common stock for which it paid $30,000. In addition, loans were extended to cover all legal, accounting, and other costs associated with consummating a merger. The loans were subsequently written off as expenses associated with the merger. As of March 31, 1999 the amount written off was $27,659.97.

     Arthur and Anne Seidenfeld are shareholders of MTC and will be shareholders of OmniComm Coral once the shares are distributed as a result of the spin-off: Arthur Seidenfeld will beneficially own 193,096 shares of common stock and Anne Seidenfeld, his mother, will beneficially own 48,530 shares of common stock. As a consequence of finalizing the merger, Arthur and Anne Seidenfeld are no longer officers or directors of OmniComm (f/k/a/ Coral Development Corp.).


     The Company's wholly owned subsidiary, OmniCommerce Systems, Inc., was incorporated on June 30, 1998. OmniCommerce was originally incorporated to further develop the applications developed by Education Navigator and acquired by OmniComm. The Company beneficially owns 100 shares of common stock of OmniCommerce Systems, Inc. The Company has pledged these shares as security for the obligations owed to the shareholders Education Navigator, Inc. as a result of the acquisition. OmniComm Systems, Inc. employs Clifton Middleton, one of the shareholders of Education Navigator, as its vice-president responsible for Internet applications and development. Mr. Middleton is paid $85,000 per annum and was granted an incentive stock option on June 26, 1998 to purchase 85,000 shares of common stock at $.60 per share. The option shall vest over a 3-year period as follows: 14,166, 28,334, and, 42,500.

     In addition, the Company paid rent of $22,500 during fiscal year 1997 to Mr. Lawton Jackson, vice president and general counsel of the Company. Also, as of September 30, 1998, Mr. Jackson owed the Company $3,406.

Item 8.   Description of Securities

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value per share and 10,000,000 million shares of Preferred Stock, $.001 par value.

     Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefore. Any such dividends may be paid in cash, property or shares of the Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development and expansion of the Company's business, and that no dividends on the Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and would depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, and general business conditions.

     Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors, submitted to a vote of such class. Holders of Common Stock do not have cumulative voting rights. The absence of cumulative voting means that the holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of the Common Stock will not be entitled to elect any director. The Board of Directors shall be elected each year to a one year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

     On June 25, 1999 the Company amended its article of incorporation pursuant to section Chapter 8, Subchapter VII,
Section 228 and 242 of the laws of the State of Delaware to authorize the issuance of preferred shares. In accordance with Chapter 8, Subchapter VII, Section 151 of the laws of the State of Delaware the Board of Directors of OmniComm Systems, Inc. shall have the authority to divide the preferred stock into as many series as it shall from time to time determine. The Board of Directors shall also determine the number of shares comprising each series of preferred stock, which number may, unless otherwise provided by the board of directors in creating such series, be increased from time to time by action of the board of directors. Each series of preferred stock shall be so designated as to distinguish such series from the shares of each other series. All series of preferred stock shall be of equal rank and have the same powers, preferences and rights, and shall be subject to the same qualifications, limitations and restrictions, without distinction between the shares of different series thereof; provided, however, that there may be variations among different series of preferred stock as to dividend rates, prices, terms, conditions of redemption, if any, liquidation rights, and terms and conditions of conversion, if any, which variations may be fixed and determined by the board of directors in their discretion.

Miscellaneous Rights and Provisions

     Shares of the Common Stock have no preemptive or conversion rights, no redemption or sinking funds provisions and are not liable to further call or assessment. The outstanding shares of the Common Stock are fully paid and non-assessable. Each share of the Common Stock is entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

PART II

Item 1.   Market Price of and Dividends on Registrant's Common
Equity and Other Shareholder Matters

     The Common Stock has not traded. Until this distribution Modern Technology Corp owned all shares. There is no representation made that any trading market will develop, or if developed that it will be sustained. There is no indication of any
potential trading prices.     As of July 15, 1999, assuming the
distribution, the Company will have approximately 385 shareholders of record. The Company has not paid any dividends since inception and does not anticipate paying any dividends.

     The following indicate the amounts of common equity:

(i) that are subject to outstanding options or warrants to purchase, or securities convertible into common equity of the registrant: 865,000.

(ii) that could be sold pursuant to Rule 144 under the Securities
Act or that the registrant has agreed to register under the Securities Act for sale by security holders: None.


Item 2.   Legal Proceedings

          None

Item 3.   Changes in and Disagreements with Accountants

          Not Applicable

Item 4.   Recent Sales of Unregistered Securities

Section 4(2) Transactions

     On or about December 1996, Coral Development issued 403,000 shares of common stock to MTC, the parent corporation of Coral Development, in exchange for $30,000. The shares were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933.

     On June 26, 1998, prior to executing the merger agreement with Coral Development, the Company acquired Education Navigator, Inc. In exchange for all the issued and outstanding shares of Education Navigator, the Company issued 441,180 shares of common stock of the Company to the two shareholders of Education Navigator and issued promissory notes in the amount of $525,000. The shares and promissory notes were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933. Subsequent to the acquisition of Education Navigator, the Company executed an employment agreement with Cliff Middleton, a shareholder of Education Navigator. In addition, pursuant to
Section 422 of the Internal Revenue Code, the Company granted an incentive stock option to Cliff Middleton for 85,000 common shares at $.60 per share, vesting over 3 years beginning June 26, 1999.


     On February 17, 1999, OmniComm Systems, Inc. and Coral Development finalized the merger pursuant to the terms and conditions set forth in the Agreement and Plan of Reorganization. It is intended that all of the issued and outstanding shares of OmniComm Systems, Inc. will be exchanged for 940,000 shares of common stock of Coral Development; or, 3.129 shares of OmniComm Systems for 1 share of Coral Development. The exchange and issuance of shares were issued pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933.

     Both of the foregoing issuances concerning the merger transactions dated June 26, 1998 (acquisition of Education Navigator), and February 17, 1999 (merger with Coral Development Corp.), relied on the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933 (the "Act"). The basis of the exemption is a transaction by an issuer that does not involve a public offering.

     Critical to the application of the exemption is the availability of information to the offeree and her sophistication. The availability of information can be provided in two ways: access to information or disclosure.

     In both transactions, the offerees were sophisticated; they have the financial and business experience to evaluate the offer. In the Education Navigator transaction the offerees were familiar with and professionals within the computer and Internet market and had experience with the risks associated with ventures involving start-up companies in the market. In the Coral/OmniComm transaction the offerees have a level of sophistication sufficient to appreciate the relative risks and benefits of being affiliated with a reporting company including the statutory obligations, both federal and state.

     In both transactions the offerees were provided with full disclosure pursuant to agreements including audited financial information and written legal opinions. Also, in both cases, counsel who had sufficient experience with transactions of the type consummated represented the offerees.

     The transaction involving Coral Development Corp. and MTC was a transaction involving a parent and a subsidiary where the parent had access to corporate information concerning the subsidiary.

Rule 506 Transaction - Private Placement

     On January 18, 1999, Northeast Securities, Inc., as placement agent, began the distribution of a Confidential Private Placement
Memorandum to accredited investors on behalf of the Company. The terms of the offering are as follows:

     Amount: $400,000 Minimum/$750,000 Maximum, All or none, Best
Efforts.

     Offering: 16 Units Minimum/30 Units Maximum. Each Unit consists of a five (5) year convertible note in the principal amount of $25,000, bearing 10% annual interest, payable semi-annually with the principal convertible into shares of common stock, $.001 par value, of the Company ("Common Stock" or "Shares") at $1.25 per Share, subject to customary anti-dilution provisions. The Convertible Notes may be called in whole or in part at a premium of 102% of par into shares at the conversion price, as may be adjusted, in the event the Company's Common Stock publicly trades on a recognized exchange, NASDAQ or OTC Bulletin Board, for a period of 20 consecutive trading days at a bid price per share of $3.50 or greater, and provided the Shares underlying the Convertible Note have been registered and may be sold without restriction by the holders thereof.

     Interest Adjustment: In the event holders demand registration of the Shares underlying the Convertible Notes and such registration statement is not effective within 90 days after the date of notice of demand by said holders, the interest rate on the Convertible Notes beginning on the next quarter following the expiration of the 90 day period, shall increase to 15%, and shall remain at 15% until said registration statement is effective, at which time the interest rate shall revert back to 10%.

     Price: $25,000 per Unit. The Company will accept subscriptions for partial Units.

     Registration Rights: Demand (so long as 50% of the aggregate amount of the total offering files notices) and Piggy-Back registration rights (subject to underwriter's cut-back).

     Use of Proceeds:    Operating and Marketing Expenses

     Conditions:

               (1) Regulation D of the Securities Act of 1933, as amended.

               (2) Suitability Standards; Accredited Investors
          Only.

               (3) Board of Directors: Northeast Securities, placement agent, shall have the right to designate one observer with the same notice and reimbursement of expenses as other directors.

               (4) Termination Date: March 31, 1999

               (5) Placement Fee: 250,000 Common Shares at a purchase price of $.001 per share at the closing of the Minimum.

               (6) The Company agrees not to issue equity securities except ISO stock options and other options or stock bonuses to employ consultants and advisors.

               (7) Northeast shall have a right of first refusal to match any bonafide equity based offering proposal.

               (8) The Company shall have no more than 4,000,000
          Shares outstanding on a fully diluted basis prior to the placement of the Convertible Notes.

     Placement Agent Fees: 10% Commission (cash); 3%
NonAccountable expense allowance (cash); $7,500 advance against non-accountable due diligence expense.

     As of July 15, 1999, the Company had received net proceeds of $825,000 as a result of the private placement. The offering was closed June 15, 1999.

     The offer and sale of the notes were made in reliance upon Rule 506, Regulation D of the Securities Act of 1933. The offerees and purchasers were accredited investors who were provided with a private placement memorandum that met the requirements of Regulation D.

Rule 701 Transactions

     Rule 701 of the Securities Act of 1933, as amended (the "Act") is an exemption from registration for offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation provided bonafide services are rendered not related to capital raising or pursuant to a written contract relating to compensation.

     The Company granted an incentive stock option in accordance with Internal Revenue Code (IRC) Code Section 422 to Clifton Middleton to purchase 85,000 shares of common stock at $.65 a share over a three (3) year period. The options were granted pursuant to Rule 701 of the Act. The options were granted pursuant the Company's 1998 Incentive Stock Option Plan and pursuant to a contract relating to compensation and in accordance with Rule 701 of the Act.

     The Company appointed Dr. Warren S. Grundfest to the Company's Medical Advisory Board. Dr. Grundfest was granted stock options and a stock bonus. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

     The Company retained Mr. Lawrence Kronick to act as a consultant for the Company to assist in marketing the Company's
TrialMasterTM system. The options were granted pursuant to a written contract of compensation and pursuant to the Company's 1998
Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

     The Company appointed Dr. Richard Murphy to the Company's Medical Advisory Board. Dr. Murphy was granted stock options and a stock bonus. The options and bonus stock were granted pursuant to the Company's 1998 Incentive Stock Option Plan and in accordance with Rule 701 of the Act.

Other Issuances

     On February 1, 1998, the Board of Directors of OmniComm Systems, Inc. authorized the issuance of 625,000 shares of common stock to Peter S. Knezevich. The shares were issued pursuant to
Section 4(2) of the Securities Act of 1933 in exchange for services rendered and to be rendered as evidenced by a written employment agreement. The offeree, who is currently the CEO and Director of the Company, was sophisticated and was provided with full disclosure.

Item 5.   Indemnification of Directors and Officers

          Section 145 of the General Corporation Law of Delaware provides for broad indemnification of officers and directors and
Section 326 of the General Corporation Law of Delaware states as follows: When an officer, director or stockholder shall pay any debt of a corporation for which he is made liable by the provisions of this chapter, he may recover the amount so paid in an action against the corporation for money paid for its use, and in such action only the property of the corporation shall be liable to be taken and not the property of any stockholder.

Part III

Financial Statements

OmniComm Systems, Inc.: December 31, 1998 and 1997

Coral Development Corp.: December 31, 1998, June 30, 1998 and 1997

Education Navigator, Inc: December 31, 1997 and 1996

Exhibits

2    (a)  Agreement and Plan of Reorganization dated July
          22, 1998:Incorporated herein by reference to Form 8-K,
          dated March 3, 1999. File No. 000-25203
     (b)  Amendment to Agreement and Plan of
          Reorganization: Incorporated herein by reference to
          Form 10-SB dated December 20, 1998
     (c)  Plan of Merger
3    (i)  Certificate of Incorporation: Incorporated
          herein by reference to Form SB-2 #333-6410
     (ii) By-Laws: Incorporated herein by reference to
          Form SB-2 #333-6410
4    (a)  Amendment to Article of Inc. - Authorization
          to issue preferred shares.
10   (a)  Employment Contract.
          (i) Clifton Middleton - Employment Agreement
     (b)  Factor Agreement
     (c)  1998 Stock Incentive Plan
     (d)  Consulting Contract - Larry Kronick
     (e)  Medical Advisory Board Agreement
     (f)  Standard Agreement -  Proprietary Protection

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


OmniComm Systems, Inc.


_______________________
Peter S. Knezevich,
Chief Executive Officer
Dated:  July 15, 1999


















                     OMNICOMM SYSTEMS, INC.

                      FINANCIAL STATEMENTS

                   DECEMBER 31, 1998 AND 1997






















                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                  3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                     5-6


NOTES TO THE FINANCIAL STATEMENTS                            7-14










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
OMNICOMM SYSTEMS, INC.
Miami, Florida


We have audited the accompanying balance sheet of OMNICOMM SYSTEMS, INC. as of December 31, 1998 and 1997 and the related statements of operations, statements of shareholders' equity (deficit) and cash flows for the periods ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNICOMM SYSTEMS, INC. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
January 15, 1999
(with the exception of note 9, which date is March 24, 1999)


                                                    Page 1 of 14

                        OMNICOMM SYSTEMS, INC.
                            BALANCE SHEETS

                              A S S E T S
                                                   December 31,
                                                 1998        1997
CURRENT ASSETS
  Cash                                       $   44,373     $ 16,077
  Accounts Receivable                            77,188       26,086
  Inventory                                       4,240          -0-
  Total Current Assets                          125,801       42,163
PROPERTY AND EQUIPMENT - Net                     33,352        6,800

OTHER ASSETS
  Stockholder Loans                               3,406       10,906
  Intangible Assets, net                        163,276          467
  Goodwill, net                                 396,387          -0-
  Other Assets                                    9,300          -0-

TOTAL ASSETS                                 $  731,522     $ 60,336

  L I A B I L I T I E S  A N D  S H A R E H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses      $  286,478     $ 26,189
  Notes Payable - Current                       262,500       50,000
  Sales Tax Payable                              39,835          -0-
  Due to Factoring Agent                        139,012          -0-
  Total Current Liabilities                     727,825       76,189

Notes Payable - Long Term                       182,500          -0-

Total Liabilities                               910,325       76,189

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
  Preferred Stock - 2,000,000 shares
    authorized, none issued and outstanding
  Common Stock - 10,000,000 shares
    authorized, 2,941,180 and 1,875,000
    issued and outstanding, respectively,
    at no par value                             132,604          187
  Retained Earnings (Deficit)                  (311,407)     (16,040)
                                               (178,803)     (15,853)

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                           $  731,522     $ 60,336


The accompanying notes are an integral part of these financial statements.

                                                       Page 2 of 14
                         OMNICOMM SYSTEMS, INC.
               STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
     For The Period February 28, 1997 (inception) to December 31, 1998



                                                                Total
                                                               Share-
                            Common Stock        Retained      holders'
                          Number      No Par    Earnings       Equity
                         of Shares     Value    (Deficit)    (Deficit)


Issuance of
Common Stock            1,875,000    $    187   $     -0-    $     187

Net Income (Loss)
for the period
Feb. 28, 1997
(inception) through
December 31, 1997                                 (16,040)     (16,040)

BALANCES AT
DECEMBER 31, 1997       1,875,000         187     (16,040)     (15,853)

Issuance of
Common Stock              625,000          63                       63

Acquisition of
Education Navigator,
Inc.                      441,180     132,354                  132,354

Net Income (Loss)
for the Year Ended
December 31, 1998                                (295,367)    (295,367)


BALANCES AT
DECEMBER 31, 1998       2,941,180    $132,604   $(311,407)   $(178,803)












The accompanying notes are an integral part of these financial statements.


                                                             Page 3 of 14
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF OPERATIONS


                                                          February 28, 1997
                                    For the year ended     (inception) to
                                    December 31, 1998     December 31, 1997



REVENUES - SALES, Net                  $1,689,794             $210,373

COST OF SALES                           1,223,018              164,950

GROSS MARGIN (LOSS)                       466,776               45,423

OTHER EXPENSES
  Depreciation and Amortization           128,196                  717
  Interest                                 15,428                5,620
  Salaries and Wages                      224,796                3,750
  Factoring Fees                           68,597                  -0-
  Rent                                     47,199               24,737
  Independent Consultants                  76,869                4,500
  Selling, General and
   Administrative                         201,058               22,139

Income (Loss) Before Taxes               (295,367)             (16,040)

Income Taxes Expense (Benefit)                -0-                  -0-

NET INCOME (LOSS)                      $ (295,367)            $(16,040)

Net Income (Loss) Per Share               $(.11)                $(.01)

Weighted Average Number of
Shares Outstanding                     2,675,375              1,875,000















The accompanying notes are an integral part of these financial statements.


                                                              Page 4 of 14
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF CASH FLOWS


                                                          February 28, 1997
                                     For the year ended    (inception) to
                                     December 31, 1998    December 31, 1997


CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                       $(295,367)           $(16,040)
 Adjustment to Reconcile Net Income
   to Net Cash Provided By (Used In)
   Operating Activities:
  Depreciation and Amortization            128,196                 717
  Change in Assets and Liabilities,
   net of effects of acquisition of
   Education Navigator Inc (EdNav):
   (Increase) Decrease in Accounts
     Receivable                            (37,157)            (26,086)
   (Increase) Decrease in Inventory         (4,240)                -0-
   Increase (Decrease) in Other
     Assests                                (9,300)               (539)
   Increase (Decrease) in Accounts
     Payable and Accrued Expenses          260,289              26,189
   Increase (Decrease) in Sales
     Tax Payable                            39,835                 -0-
   Increase (Decrease) in Due to
     Factoring Agent                       139,012                 -0-
 Net Cash Provided By (Used In)
  Operating Activities                     221,268             (15,759)

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of Equipment                      (3,035)             (7,445)
 Purchase of EdNav, Net of Cash
  Acquired                                 (67,500)                -0-
 Net Cash Provided By (Used In)
   Investing Activities                    (70,535)             (7,445)

CASH FLOWS FROM FINANCING ACTIVITIES
 Net Proceeds from Note Payable                -0-              50,000
 (Payments of) Notes Payable              (130,000)                -0-
 (Loans to) Payments From Stockholder        7,500             (10,906)
 Proceeds from Common Stock Issuance            63                 187
 Net Cash Provided By (Used In)
   Financing Activities                   (122,437)             39,281





The accompanying notes are an integral part of these financial statements.


                                                              Page 5 of 14
                          OMNICOMM SYSTEMS, INC.
                         STATEMENTS OF CASH FLOWS
                                (CONTINUED)


                                                          February 28, 1997
                                     For the year ended    (inception) to
                                     December 31, 1998    December 31, 1997

Net Increase (Decrease) in Cash and
 Cash Equivalents                           28,296              16,077

Cash and Cash Equivalents at
 Beginning of Period                        16,077                 -0-

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                           $  44,373            $ 16,077

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Period for:
  Income Tax Paid                        $     -0-            $    -0-
  Interest Paid                          $   1,636            $  5,020

 Non Cash Investing and Financing
  Transactions:
  Acquisition of all of the Outstanding
   Common Stock of Education Navigator
   Inc. during the year ended
   December 31, 1998
    Assets Acquired, Fair Value          $ 732,354
    Notes to Sellers Issued               (525,000)
    Common Stock Issued                   (132,354)
    Cash Acquired                           (7,500)
   Net Cash Paid for Acquisition         $  67,500

















The accompanying notes are an integral part of these financial statements.


                                                              Page 6 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         OmniComm Systems, Inc. (the Company) formerly The Premisys Group, Inc. was incorporated in Florida in February 1997.
         The Company is a computer systems integrator providing services and hardware sales for the installation of local and wide area networks. The Company's customers are located throughout North America.

         In addition, the Company is developing a web based database application for the collection, compilation, and validation of clinical data over the internet. The application is called TrialMaster.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         CONSOLIDATION

         During the period from July 1, 1998 through December 31, 1998 the accounts of the Company's wholly owned subsidiary, Omnicommerce Systems Inc. (Omnicommerce) were included in the consolidated financial position and results of operations and cash flows. Omnicommerce was formed in July 1998 for the purpose of acquiring Education Navigator, Inc. (See Note 3, Acquisition.) All significant intercompany transactions have been eliminated in consolidation.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         ADVERTISING

         Advertising costs are expensed as incurred.






                                                Page 7 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

         INTANGIBLE ASSETS AND GOODWILL

         Included in Intangible Assets are the following assets:

         December 31, 1998

         Cost        Accum Amortization    Asset

         $120,000          $30,000         Covenant not to compete
           87,500           14,583         Software development costs
              539              180         Organization costs
         $208,039          $44,763

         December 31, 1997

         Cost        Accum Amortization    Asset

         $    539          $    72         Organization costs

         The covenant not to compete and the software development costs were acquired as a result of the acquisition of EdNav (see Note 3). The covenant is for a two year period and is being amortized ratably over that time. The software development costs were capitalized and are being amortized ratably over a three year period as that is the expected life of the various products.

         Included in Goodwill, as a result of the EdNav acquisition (see Note 3), at December 31, 1998 is the cost of $475,665 and accumulated amortization of $79,278. The goodwill is amortized ratably over a three year period.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. Major customers are as follows:

                           December 31, 1998        December 31, 1997
                                       % of                    % of
          Customer       Sales $    Total Sales   Sales $   TotalSales
          Commercial
           Services Inc $1,289,594      76%       $155,648       74%
          Metropolitan
           Mortgage            -0-      -0-         25,934       12%
          Office Depot
           Inc             176,965      10%            -0-       -0-



                                                 Page 8 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables. The loss of any one of these customers could have a material adverse effect on the financial condition of the company.

          PROPERTY AND EQUIPMENT, At Cost

          Property and equipment consists of the following:

                            December 31, 1998    December 31, 1997
                                   Accumulated          Accumulated
                           Cost    Depreciation  Cost   Depreciation

          Computer and
           office
           equipment      $33,274      $4,636   $7,445      $645
          Office
           furniture        4,950         236      -0-       -0-
                          $38,224      $4,872   $7,445      $645

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and 7 years for office furniture.

          Depreciation expense for 1998 and 1997 was $4,573 and $645 respectively.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped and when services are provided.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




                                                        Page 9 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

          STOCK OPTION PLAN

          In 1998 the Company initiated a stock option plan. The Plan provides for granting Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Phantom Stock Unit Awards and Performance Share Units. In 1998 the Company granted an option to an employee (see Note 3., Acquisition) to purchase 85,000 shares of common stock. The option is exercisable after one year. No compensation expense has been recognized during the periods presented.

NOTE 3:   ACQUISITION

          On June 26, 1998 the Company acquired all of the outstanding common stock of Education Navigator, Inc. (EdNav). The purchase has been accounted for under the purchase method in accordance with APB Opinion 16. The Company paid the selling stockholders of EdNav $600,000 ($75,000 downpayment and $525,000 in a promissory note) and issued 441,180 shares of common stock of the Company to the selling stockholders of EdNav. The Company valued these shares at $.30 each based principally on the earnings potential of the combined operations. Therefore, the total purchase price was $732,354. The Company also granted a stock option to one selling stockholder to purchase 85,000 shares of the Company for $.60 per share. The option is pursuant to a stock option plan (which has 3,000,000 shares reserved under the plan) and is exercisable over the next three years at 14,166 shares, 28,334 shares and 42,500 shares, respectively.




                                                        Page 10 of 14

                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          EdNav is an Internet company that has developed and is developing dynamic web applications for business. The acquisition of EdNav is accounted for as under the purchase method. All results of EdNav's operations are included in the financial statements from June 26, 1998 forward. The acquisition resulted in $475,665 recorded as goodwill, which will be amortized ratably over 3 years.

          The fair value of the assets acquired were as follows:

           Cash                                 $  7,500
           Accounts receivable                    13,945
           Computer and office equipment          27,744
           Covenant not to compete               120,000
           Software developed                     87,500
           Goodwill                              475,665
                                                $732,354

          The following table shows the results of operations on a pro forma basis for the periods presented as though the companies had combined at the beginning of the period. This information is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have resulted if the acquisition had been consummated on February 28, 1997 nor which may result from future operations.

                              1/1/98-12/31/98     2/28/97-12/31/97
          Revenues               $1,775,835            $  343,933
          Income (Loss) before
           extraordinary items     (421,599)             (325,358)
          Net Income (Loss)        (421,599)             (325,358)
          Earnings (Loss)
           Per Share                  $(.14)                $(.14)
          Weighted Average
           Shares Outstanding     2,942,106             2,317,106

          Proforma adjustments to the results of operations are as
          follows:
                              1/1/98-12/31/98     2/28/97-12/31/97
          Depreciation -
           Equipment             $   2,774             $   5,548
          Amortization:
           Software developed       14,583                29,167
           Covenant not to
            Compete                 30,000                60,000
           Goodwill                 79,278               158,555
                                  (126,635)             (253,270)


                                                  Page 11 of 14
                        OMNICOMM SYSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          EdNav net income
           (Loss):
           1/1/98-6/30/98              403
           1/1/97-12/31/97                               (56,048)

          Proforma Adjustment    $(126,232)            $(309,318)

NOTE 4:   NOTES PAYABLE

          At December 31, 1997 the Company owed $50,000 to a third party. The note was payable on demand and bore interest at two percent per month. The note was secured by all accounts receivable of the Company. This note was repaid in 1998.

          At December 31, 1998 the Company owed $445,000 to the selling stockholders of Ed Nav (see Note 3). The notes are payable over the next two years and bear interest at 5.51% annually. The amount payable in the fiscal year 1999 is $262,500 and the amount due in the fiscal year 2000 is $182,500.

NOTE 5:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office space
          requiring minimum annual base rental payments for the fiscal periods shown as follows:
                         1999      $ 25,747
                         2000        26,552
                         2001        27,357
                         2002        28,161
                         2003        28,966
                         Total     $136,783

          In addition to annual base rental payments, the company must pay an annual escalation for operating expenses as determined in the lease. Rent expense for 1998 and 1997 was $47,199 and $24,737, respectively.

NOTE 6:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         During the period ended December 31, 1997 the Company elected to be taxed as an 'S' corporation for federal and state income tax purposes. Therefore, the corporate income is taxed directly to the shareholders. This election was terminated as of January 1, 1998.


                                                    Page 12 of 14

                        OMNICOMM STSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

         Income tax expense is as follows:
                                            December 31, 1998
         Current tax expense (benefit):
           Income tax at statutory rates         $     -0-

         Deferred tax expense (benefit):
           Amortization of Goodwill and
            Covenant                               (48,419)
           Operating Loss Carryforward             (58,943)
                                                   107,362
         Valuation allowance                      (107,362)
         Total Tax Expense (Benefit)             $     -0-

         The tax effect of significant temporary differences, which comprise the deferred tax assets are as follows:
                                             December 31, 1998
                                                (Unaudited)
           Deferred tax assets:
             Amortization of Intangibles         $  48,419
             Operating loss carryforwards           58,943
              Gross deferred tax assets            107,362
             Valuation allowance                  (107,362)
           Net deferred tax assets               $     -0-

         During 1998 the Company incurred a net operating loss (NOL) for income tax purposes of approximately $170,000. This loss is allowed to be offset against future income until the year 2018 when the NOL will expire. Other timing differences relate to depreciation and amortization for the stock acquisition of EdNav (Note 3).

         The tax benefits relating to all timing differences have been fully reserved for in the valuation allowance account due to the lack of operating history and substantial losses.

NOTE 7:  RELATED PARTY TRANSACTIONS

         The Company paid rent of $22,500 to a shareholder for the use of office space during 1997.

         The Company was owed $10,906 and $3,406 at December 31, 1997 and December 31, 1998, respectively, from shareholder. The amounts are payable on demand. The interest rate is 6% annually.






                                                 Page 13 of 14
                        OMNICOMM STSTEMS, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 8:  POSTRETIREMENT EMPLOYEE BENEFITS

         The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.

NOTE 9:  SUBSEQUENT EVENTS

         On February 17, 1999 Omnicomm merged with Coral Development Corp. (Coral) in a reverse merger. In consideration of receiving all of the issued and outstanding shares of Omnicomm, Coral will issue 940,000 restricted shares of common stock to the shareholders of Omnicomm. Coral had 403,000 shares issued and outstanding prior to the merger. On January 18, 1999 the Company prepared a Confidential Private Placement Memorandum. The offering consisted of units consisting of a five (5) year term note in the principal amount of $25,000, bearing 10% annual interest, with principal and interest, convertible into shares of common stock of the Company at $1.25 per share, including registration rights. Pursuant to this offering the Company has raised a total of $380,625 as of March 24, 1999.



























                                                        Page 14 of 14


















                        CORAL DEVELOPMENT CORP.

                         FINANCIAL STATEMENTS

                           DECEMBER 31, 1998








                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENT OF STOCKHOLDER'S EQUITY                             3


STATEMENTS OF OPERATIONS                                     4-5


STATEMENTS OF CASH FLOWS                                      6


NOTES TO THE FINANCIAL STATEMENTS                            7-8








        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders
CORAL DEVELOPMENT CORP.
Brooklyn, New York

We have reviewed the balance sheets of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of December 31, 1998 and the related statements of operations, stockholder's equity and cash flows for the six month periods ended December 31, 1998 and 1997, in accordance with standards established by the American Institute of Certified Public Accountants.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of June 30, 1998, and the related statements of operations, shareholder's equity and cash flows for the year then ended, and in our report dated August 6, 1998, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of June 30, 1998 is fairly stated in all material respects in relation to the balance sheet from which it has been derived.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
January 21, 1999
                                                    Page 1 of 8
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEETS


                                           Dec 31, 1998   June 30,
                                            (Unaudited)     1998

                                ASSETS


ASSETS

  Current assets - cash                      $   431      $ 1,299
  Deferred registration costs                 48,930       26,007
  Organization expense                           300          300


TOTAL ASSETS                                 $49,661      $27,606


                 LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES
Accrued expense                              $ 8,465      $   -0-
Due to parent company                         27,660        6,701
  TOTAL CURRENT LIABILITIES                   36,125        6,701

STOCKHOLDER'S EQUITY
  Common stock par value $.001
    Authorized: 20,000,000 shares
    Shares Issued and Outstanding:
    403,000 Shares                               403          403
  Additional paid in capital                  29,897       29,897
  (Deficit) accumulated during the
    development stage                        (16,764)      (9,395)
  Total Stockholder's Equity                  13,536       20,905


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $49,661      $27,606









Subject to the comments contained in the Accountants' Review Report.


                                                          Page 2 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENT OF STOCKHOLDER'S EQUITY
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998


                                                       (Deficit)
                                 Common               Accumulated  Total
                                  Stock   Additional  During the   Stock-
                        # of    $.001 par  Paid in    Development  holder's
                       Shares     Value    Capital       Stage      Equity


Initial investment
in capital stock       403,000     $403    $29,897     $    -0-    $30,300

BALANCE AT
DECEMBER 16, 1996      403,000      403     29,897          -0-     30,300

Net (Loss) for the
period                                                     (578)      (578)

BALANCE AT
JUNE 30, 1997
(Audited)              403,000      403     29,897         (578)    29,722

Net (Loss) for
the year ended
June 30, 1998                                            (8,817)    (8,817)

BALANCE AT
JUNE 30, 1998
(Audited)              403,000      403     29,897       (9,395)    20,905

Net (Loss) for the
six months ended
December 31, 1998                                        (7,369)    (7,369)


BALANCE AT
DECEMBER 31, 1998
(Unaudited)            403,000     $403    $29,897     $(16,764)   $13,536








Subject to the comments contained in the Accountants' Review Report.


                                                       Page 3 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                         STATEMENTS OF OPERATIONS
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998
                                (Unaudited)


                                                              Period from
                              For the Three For the Three Nov. 19, 1996 Months Ended Months Ended (inception) to Dec. 31, 1998 Dec. 31, 1997 Dec. 31, 1998


General and administrative
  expenses                     $(  834)          $(6,319)       $(16,764)


Net (Loss) for the period      $(  834)          $(6,319)       $(16,764)


Net (Loss) per share           $ (0.00)          $ (0.02)       $  (0.04)


Weighted average common
 shares outstanding            403,000           403,000        403,000

























Subject to the comments contained in the Accountants' Review Report.


                                                                Page 4 of 8
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                         STATEMENTS OF OPERATIONS
     FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998
                                (Unaudited)



                                               For the Six   For the Six
                                              Months Ended  Months Ended
                                              Dec. 31, 1998 Dec. 31, 1997



General and administrative
  expenses                                       $(7,369)       $(7,439)


Net (Loss) for the period                        $(7,369)       $(7,439)


Net (Loss) per share                             $ (0.02)       $ (0.02)


Weighted average common
 shares outstanding                              403,000        403,000
























Subject to the comments contained in the Accountants' Review Report.


                                                                Page 5 of 8
                            CORAL DEVELOPMENT CORP.
                          (A WHOLLY OWNED SUBSIDIARY)
                       (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                Cumulative
                                   For the Six   For the Six      Amounts
                                   Months Ended  Months Ended      From
                                   Dec 31, 1998  Dec 31, 1997   Inception


CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)                             $(7,369)     $(7,439)     $(16,764)
Changes In Assets
 (Increase) in Organization Expense        -0-          -0-          (300)
 Increase (Decrease) in Accrued
  Expenses                               8,465        1,500         8,465
   Net Cash Provided By (Used In)
    Operating Activities                 1,096       (5,939)       (8,599)

CASH FLOWS FROM INVESTING ACTIVITIES       -0-         -0-           -0-


CASH FLOWS FROM FINANCING ACTIVITIES
 Loans from Parent Company              20,959        4,451        27,660
 Common Stock Issuance                     -0-          -0-        30,300
 (Increase) in Deferred Registration
  Costs                                (22,923)        (100)      (48,930)
   Net Cash Provided By (Used In)
    Financing Activities                (1,964)       4,351         9,030

Net Increase (Decrease) in Cash           (868)      (1,588)          431

Cash, Beginning of Period                1,299        3,515           -0-


CASH, END OF PERIOD                    $   431      $ 1,927      $    431


Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
     Taxes                             $   -0-      $   -0-      $   -0-
     Interest                          $   -0-      $   -0-      $   -0-






Subject to the comments contained in the Accountants' Review Report.


                                                                 Page 6 of 8
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
                              (UNAUDITED)

NOTE 1:   ORGANIZATION AND NATURE OF OPERATIONS

          Coral Development Corp. (CDC) is a Delaware corporation.
          CDC is in the development stage and has not begun any formal operations. CDC's office is located in New York. The principal purpose of CDC is to find and merge with an operating company. The Company's fiscal year end is June 30.

          On December 10, 1996 Modern Technology Corp. (Modern), the parent company of Coral Development Corp., purchased 403,000 shares of the company for $30,300. The shares of the Company were registered on June 6, 1997 with the Securities and Exchange Commission. The intention of Modern is to distribute those shares to Modern's stockholders in the form of a dividend.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING POLICIES

          Coral Development Corp.'s accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:   INCOME TAXES

          The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company has net operating loss carry forwards

                                                          Page 7 of 8

                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
                              (UNAUDITED)

          of approximately $16,000 available to reduce any future income taxes. The tax benefit of these losses, approximately $5,600, has been offset by a valuation allowance due to the uncertainty of its realization.

NOTE 4:   DEFERRED REGISTRATION COSTS

          As of December 31, 1998, the Company has incurred deferred registration costs of $48,930 relating to expenses incurred in connection with the Proposed Distribution (see Note 1). Upon consummation of this Proposed Distribution, the deferred registration costs will be charged to equity. Should the Proposed Distribution prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

NOTE 5:   INTERIM FINANCIAL REPORTING

          The unaudited financial statements of the Company for the period July 1, 1998 to December 31, 1998 have been prepared by management from the books and records of the Company, and reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial position and operations of the Company as of the period indicated herein, and are of a normal recurring nature.




















                                                         Page 8 of 8














                        CORAL DEVELOPMENT CORP.

                         FINANCIAL STATEMENTS

                        JUNE 30, 1998 AND 1997








                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENT OF STOCKHOLDER'S EQUITY                             3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                      5


NOTES TO THE FINANCIAL STATEMENTS                            6-7










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders
CORAL DEVELOPMENT CORP.
Brooklyn, New York


We have audited the accompanying balance sheets of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of June 30, 1998 and 1997 and the related statements of stockholder's equity, operations and cash flows for the period ended June 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CORAL DEVELOPMENT CORP. (A Development Stage Enterprise) as of
June 30, 1998 and 1997, and the statement of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
August 6, 1998




                                                    Page 1 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEETS


                                                  June 30,
                                               1998      1997

                                ASSETS


ASSETS

  Current assets - cash                      $ 1,299     $ 3,515
  Deferred registration costs                 26,007      25,907
  Organization Expense                           300         300


TOTAL ASSETS                                 $27,606     $29,722


                 LIABILITIES AND STOCKHOLDER'S EQUITY


  Due to parent company                      $ 6,701     $   -0-
TOTAL LIABILITIES                              6,701     $   -0-

STOCKHOLDER'S EQUITY

  Common stock par value $.001
    20,000,000 shares authorized
    403,000 shares issued and outstanding        403         403
  Additional paid in capital                  29,897      29,897
  (Deficit) accumulated during the
    development stage                         (9,395)       (578)

TOTAL STOCKHOLDER'S EQUITY                    20,905      29,722


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $27,606     $29,722









The accompanying notes are an integral part of this financial statement.


                                                         Page 2 of 7
                          CORAL DEVELOPMENT CORP.
                        (A WHOLLY OWNED SUBSIDIARY)
                     (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENT OF STOCKHOLDER'S EQUITY
       FOR THE PERIOD NOVEMBER 19, 1996 (INCEPTION) TO JUNE 30, 1998


                                                       (Deficit)
                                 Common               Accumulated  Total
                                  Stock   Additional  During the   Stock-
                        # of    $.001 par  Paid in    Development  holder's
                       Shares     Value    Capital       Stage      Equity


Initial investment
in capital stock       403,000     $403    $29,897     $   -0-     $30,300


Balance -
December 16, 1996      403,000      403     29,897         -0-      30,300


Net (Loss) for the
period                                                    (578)       (578)

Balance -
June 30, 1997          403,000      403     29,897        (578)     29,722

Net (Loss) for the
year ended
June 30, 1998                                           (8,817)     (8,817)


BALANCE -
JUNE 30, 1998          403,000     $403    $29,897     $(9,395)    $20,905
















The accompanying notes are an integral part of this financial statement.


                                                       Page 3 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENTS OF OPERATIONS



                                                       Period from
                                 For the Year Ended  December 17, 1996
                                    June 30, 1998    to June 30, 1997


General and administrative
  expenses                             $(8,817)           $  (578)


Net (Loss) for the period              $(8,817)           $  (578)


Net (Loss) per share                   $ (0.02)           $ (0.00)


Weighted average common shares
  outstanding                          403,000            403,000


Cumulative amounts from inception:

  General and administrative
    expenses                           $ 9,395

  Net (Loss)                           $(9,395)

  Net (Loss) per share                 $ (0.02)
















The accompanying notes are an integral part of this financial statement.


                                                          Page 4 of 7
                            CORAL DEVELOPMENT CORP.
                          (A WHOLLY OWNED SUBSIDIARY)
                       (A DEVELOPMENT STAGE ENTERPRISE)
                           STATEMENTS OF CASH FLOWS

                                                               Cumulative
                                      For The     Period From    Amounts
                                     Year Ended     12/17/96      From
                                       6/30/98    to 6/30/97   Inception


CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)                             $(8,817)     $  (578)     $ (9,395)
Changes In Assets
  (Increase) in Organization Expense       -0-          -0-          (300)

    Net Cash (Used In) Operating
     Activities                         (8,817)        (578)       (9,695)

CASH FLOWS FROM INVESTING ACTIVITIES       -0-          -0-           -0-


CASH FLOWS FROM FINANCING ACTIVITIES
  Loan from Parent Company               6,701          -0-         6,701
  Common Stock Issuance                    -0-          -0-        30,300
  (Increase) in Deferred Registration
    Costs                                 (100)     (25,907)      (26,007)
  Net Cash Provided By (Used In)
    Financing Activities                 6,601      (25,907)       10,994

Net Increase (Decrease) in Cash         (2,216)     (26,485)        1,299

Cash, Beginning of Period                3,515       30,000           -0-


CASH, END OF PERIOD                    $ 1,299      $ 3,515      $  1,299


Supplemental Disclosures of
  Cash Flow Information
    Cash Paid During Period for:
      Income Taxes                     $   -0-      $   -0-      $    -0-
      Interest                         $   -0-      $   -0-      $    -0-








The accompanying notes are an integral part of this financial statement.


                                                                 Page 5 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
                        JUNE 30, 1998 AND 1997

NOTE 1:   ORGANIZATION AND NATURE OF OPERATIONS

          Coral Development Corp. (CDC) is a Delaware corporation.
          CDC is in the development stage and has not begun any formal operations. CDC's office is located in New York. The principal purpose of CDC is to find and merge with an operating company. The Company's fiscal year end is June 30.

          On December 10, 1996 Modern Technology Corp., the parent company of Coral Development Corp., purchased 403,000 shares of the company for $30,300. The shares of the Company were registered on June 6, 1997 with the Securities and Exchange Commission. The intention of Modern Technology Corp. is to distribute those shares to Modern Technology Corp.'s stockholders in the form of a dividend.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          ACCOUNTING POLICIES

          Coral Development Corp.'s accounting policies conform to generally accepted accounting principles. Significant policies followed are described below.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:   INCOME TAXES

          The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company has net operating loss carry forwards of approximately $10,000 available to reduce any future


                                                 Page 6 of 7
                        CORAL DEVELOPMENT CORP.
                      (A WHOLLY OWNED SUBSIDIARY)
                   (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE FINANCIAL STATEMENTS
                        JUNE 30, 1998 AND 1997


          income taxes. The tax benefit of these losses, approximately $3,500, has been offset by a valuation allowance due to the uncertainty of its realization.

NOTE 4:   DEFERRED REGISTRATION COSTS

          As of June 30, 1998, the Company has incurred deferred registration costs of $26,007 relating to expenses incurred in connection with the Proposed Distribution (see Note 1). Upon consummation of this Proposed Distribution, the deferred registration costs will be charged to equity. Should the Proposed Distribution prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

NOTE 5:   SUBSEQUENT EVENT

          On July 22, 1998, the Company signed an Agreement and Plan of Reorganization with Omnicomm Systems, Inc. (Omnicomm). The agreement calls for Omnicomm to be merged into the Company. Omnicomm is a privately held company engaged in the computer software industry. The transaction is contingent upon receiving shareholder approval from both companies and also subject to the conditions of Rule 419 of the Securities Act of 1933 and approval by the Securities and Exchange Commission of a post-effective amendment to the registration statement.



















                                                     Page 7 of 7




















                       EDUCATION NAVIGATOR, INC.

                         FINANCIAL STATEMENTS

                      DECEMBER 31, 1997 AND 1996






















                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS                                                2


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                  3


STATEMENTS OF OPERATIONS                                      4


STATEMENTS OF CASH FLOWS                                      5


NOTES TO THE FINANCIAL STATEMENTS                            6-9










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
EDUCATION NAVIGATOR, INC.
Miami, Florida


We have audited the accompanying balance sheet of EDUCATION NAVIGATOR, INC. as of December 31, 1997 and 1996 and the related statements of operations, statements of shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDUCATION NAVIGATOR, INC. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
November 5, 1998




                                                    Page 1 of 9

                       EDUCATION NAVIGATOR, INC.
                            BALANCE SHEETS


                                ASSETS


                                                  December 31,
                                               1997         1996
CURRENT ASSETS
  Cash                                       $  3,521     $  4,328
  Accounts Receivable                           1,550          -0-
  Total Current Assets                          5,071        4,328

PROPERTY AND EQUIPMENT - Net                   22,351       10,241

OTHER ASSETS
  Deposit                                       2,807        2,807
  Organization Costs, net                         581          733


TOTAL ASSETS                                 $ 30,810     $ 18,109


            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses      $ 41,633     $  8,604

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT)
  Common Stock - 100,000 shares
    authorized, 1,000 issued and
    outstanding at $.001 par value                  1            1
  Additional Paid In Capital                   82,083       46,413
  Retained Earnings (Deficit)                 (92,907)     (36,859)
  Less:  Stock Subscription Receivable            -0-          (50)
  TOTAL SHAREHOLDERS' EQUITY (DEFICIT)        (10,823)       9,505


TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                           $ 30,810     $ 18,109







The accompanying notes are an integral part of these financial statements.


                                                       Page 2 of 9
                           EDUCATION NAVIGATOR, INC.
                 STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
      For The Period September 24, 1996 (inception) to December 31, 1997



                                                                     Total
                                                         Stock       Share-
                    Number  $.001  Additional  Retained  Subscrip-   holders'
                      of     Par    Paid-In    Earnings  tion        Equity
                    Shares  Value   Capital    (Deficit) Receivable  (Deficit)

Issuance of
Common Stock         1,000    $1    $46,413     $    -0-            $ 46,414

Stock Subscription
Receivable                                                 $(50)         (50)

Net Income (Loss)
for the period
Sept. 24, 1996
(inception) through
December 31, 1996                                (36,859)            (36,859)

BALANCES AT
DECEMBER 31, 1996    1,000     1     46,413      (36,859)   (50)       9,505

Capital
Contribution                         35,670                           35,670

Stock Subscription
Payment                                                      50           50

Net Income (Loss) for
the Year Ended
December 31, 1997                                (56,048)            (56,048)

BALANCES AT
DECEMBER 31, 1997    1,000    $1    $82,083     $(92,907)  $-0-     $(10,823)












The accompanying notes are an integral part of these financial statements.


                                                           Page 3 of 9
                         EDUCATION NAVIGATOR, INC.
                         STATEMENTS OF OPERATIONS


                                                          September 24,1996
                                     For The Year Ended    (inception) to
                                     December 31, 1997    December 31, 1996


SALES, Net                             $133,560               $    -0-

COST OF SALES                            90,689                    -0-

GROSS PROFIT                             42,871                    -0-

OTHER EXPENSES
  Depreciation and
   Amortization Expense                   3,893                    562
  Interest Expense                          -0-                    363
  Bad Debts                              25,200                    -0-
  Selling, General and
   Administrative                        69,826                 35,934

Income (Loss) Before Taxes              (56,048)               (36,859)

Income Taxes                                -0-                    -0-

NET INCOME (LOSS)                      $(56,048)              $(36,859)

Earnings (Loss) Per Share               $(56.05)               $(36.86)

Number of Weighted Average
Shares Outstanding                       1,000                  1,000


















The accompanying notes are an integral part of these financial statements.


                                                              Page 4 of 9
                         EDUCATION NAVIGATOR, INC.
                         STATEMENTS OF CASH FLOWS


                                                          September 24,1996
                                     For the Year Ended    (inception) to
                                     December 31, 1997    December 31, 1996


CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                        $(56,048)           $(36,859)
 Adjustment to Reconcile Net Income
   to Net Cash Provided By (Used In)
   Operating Activities:
  Depreciation and Amortization              3,893                 562
  Change in Assets and Liabilities:
   (Increase) Decrease in Accounts
     Receivable                             (1,550)                -0-
   (Increase) Decrease in Deposit              -0-              (2,807)
   (Decrease) Increase in Accounts
     Payable and Accrued Expenses           33,029               8,604
 Net Cash Provided By (Used In)
  Operating Activities                     (20,676)            (30,500)

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital Expenditures                      (15,851)            (10,778)
 Organization Costs                            -0-                (758)
 Net Cash Provided By (Used In)
   Investing Activities                    (15,851)            (11,536)

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from Common Stock Issuance           -0-              46,364
 Additional Paid In Capital                 35,720                 -0-
 Net Cash Provided By (Used In)
   Financing Activities                     35,720              46,364

Net Increase (Decrease) in Cash               (807)              4,328

Cash At Beginning of Period                  4,328                 -0-

CASH AT END OF PERIOD                     $  3,521            $  4,328

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Period for:
  Income Tax Paid                         $    -0-            $   -0-
  Interest Paid                           $    363            $   -0-





The accompanying notes are an integral part of these financial statements.


                                                              Page 5 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         Education Navigator, Inc. (the Company) was incorporated in Florida in September 1996. The Company develops and maintains dynamic internet web site applications for business. The Company's customers are located throughout North America.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         ADVERTISING

         Advertising costs are expensed as incurred.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable.

         The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables.














                                                          Page 6 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)


          PROPERTY AND EQUIPMENT

          The components of property and equipment at cost are as
          follows:
                                          12/31/97   12/31/96
            Computer equipment            $23,147    $ 7,296
            Office Furniture                2,783      2,783
            Office Equipment                  699        699
                                           26,629     10,778
            Accumulated Depreciation       (4,278)      (537)
            Property & Equipment, Net     $22,351    $10,241

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which is 5 years for equipment and 7 years for office furniture.

          Depreciation expense for 1997 and 1996 was $3,741 and $537, respectively.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped and when services are provided.

          ORGANIZATION COSTS

          Organization costs of $758 were capitalized upon incorporation. Amortization is recognized ratably over five years. Amortization expense for 1996 and 1997 was $25 and $152, respectively.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.





                                                     Page 7 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

NOTE 3:   SUBSEQUENT EVENT - ACQUISITION

          On June 26, 1998 the Company was acquired by Omnicomm
          Systems, Inc. (Omni) for $600,000 and 441,200 shares of Omni stock.

NOTE 4:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office and factory space requiring minimum annual base rental payments for the fiscal periods shown as follows:

                         1999      $ 25,747
                         2000        26,552
                         2001        27,357
                         2002        28,161
                         2003        28,966
                         Total     $136,783

          In addition to annual base rental payments, the company must pay an annual escalation for operating expenses as determined under the lease. Rent expense for 1996 and 1997 was $2,132 and $21,482, respectively.






                                                       Page 8 of 9
                       EDUCATION NAVIGATOR, INC.
                   NOTES TO THE FINANCIAL STATEMENTS
                              (Continued)

NOTE 5:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         During the periods ended December 31, 1996 and 1997 the Company elected to be taxed as an 'S' corporation for federal and state income tax purposes. Therefore, the corporate income is taxed directly to the shareholders. This election was terminated as of June 26, 1998, when Omnicomm acquired all of the outstanding stock of the Company.

NOTE 6:  POSTRETIREMENT EMPLOYEE BENEFITS

         The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.
































                                                           Page 9 of 9
Exhibit 2(c)
Plan of Merger

                     AGREEMENT AND PLAN OF MERGER


    This Agreement and Plan of Merger ("Plan" or "Plan of Merger") dated June ___, 1998 (the "Closing Date") by and among OmniComm Systems, Inc., a Florida corporation (the "Parent Corp."), OmniCommerce Systems, Inc., a Florida corporation and subsidiary of OmniComm Systems, Inc. (the "Subsidiary Corp.") and (collectively the "Surviving Corp."), and Education Navigator, Inc., (the "Target Corp."). (All of the foregoing entities shall be referred to collectively as the "Constituent Corporations"). This Plan of Merger is being effected pursuant and in accordance with s.
607.1101 et seq. of the Florida Business Corporation Act (the
"Act").

1. Articles of Incorporation. The Articles of Incorporation of
Subsidiary, as in effect immediately before the Effective Date, shall be the Articles of Incorporation of the Subsidiary until further amended as provided by law.

2. Distribution and Payment to Shareholders of Target Corporation. Upon the Effective Date, each share of Target Corp. voting common stock as enumerated in Exhibit 1.1 that shall be issued and outstanding at that time shall, without more, be converted into and exchanged for Four Hundred Forty-One and 2/100 (441.2) shares of voting common stock of the Parent Corp., and Parent Corp. shall pay additional monetary consideration of Six Hundred Dollars ($600) per share for each share of Target Corp. voting common stock totaling Six Hundred Thousand Dollars ($600,000) in the aggregate for all of the issued and outstanding shares of Target Corp. Each share of Subsidiary stock that is issued and outstanding on the Effective Date shall continue as outstanding shares of Subsidiary's stock.

3. Monetary Consideration. The monetary price for all of the issued and outstanding shares of Target shall be $600,000 (the "Purchase
Price"), and shall be paid to Target shareholders as follows:

          a. Seventy Five Thousand Dollars ($75,000) shall be paid at Closing (less a credit for the $5,000 deposit previously paid by Parent Corp. to Target shareholders) by payment of a cashier's check from a Florida Bank;

          b. Six hundred forty-five Thousand Dollars ($645,000) shall be paid at Closing by the delivery of a promissory note issued by Parent Corp. in the form attached hereto as Exhibit 3(b) which provides for payments of principal as follows:

               within sixty (60) days of closing: $75,000;
               On or before December 31, 1998:$95,000;
               On the first anniversary date of the closing:
                    $237,500;
               On the second anniversary date of the closing:
                    $237,500.

4. Effect of Merger. On the Effective Date, the separate existence of Target Corp. shall cease, and Subsidiary Corp. shall be fully vested in Target Corp.'s rights, privileges, immunities, powers, and franchises, subject to its restrictions, liabilities, disabilities, and duties, all as more particularly set forth in s.
607.1106 of the Florida Business Corporation Act (the "Act").

5. Filing with the Florida Secretary of State and Effective Date. Upon the Closing, as provided herein, Target and Subsidiary shall immediately cause their respective President (or Vice President) to execute Articles of Merger in the form attached to this Agreement as Exhibit 6, and upon such execution, the Plan of Merger shall be deemed incorporated by reference into the Articles of Merger as if fully set forth in such Articles and shall become an exhibit to such Articles of Merger. Thereafter, such Articles of Merger shall be delivered for filing by Subsidiary to the Florida Secretary of State. In accordance with s. 607.1105 of the Act, the Articles of Merger shall specify the "Effective Date," which shall be the date of filing with the Florida Secretary of State.

6. Assignment. If at any time Parent Corp. shall consider or be advised that any further assignment or assurances in law are necessary or desirable to vest, perfect, or confirm or record in Subsidiary the title to any property or rights of Target, or to otherwise carry out the provisions of this Agreement, the proper officers and directors of Target as of the Effective Date shall execute and deliver any and all proper deeds, assignments, and assurances in law, and do all things necessary or proper to vest, perfect, or confirm title to such property or rights in Subsidiary.

7. Satisfaction of Rights of Disappearing Corp. Shareholders. All shares of Parent Corp.'s stock into which shares of Target Corp.'s stock shall have been converted and become exchangeable for under this Plan shall be deemed to have been paid in full satisfaction of such converted shares.

8. Fractional Shares. Fractional shares of Parent Corp.'s stock will not be issued.

9. Effect of Merger. On the Effective Date, the separate existence of Target Corp. shall cease, and Subsidiary Corp. shall be fully vested in Target Corp.'s rights, privileges, immunities, powers, and franchises, subject to its restrictions, liabilities, disabilities, and duties, all as more particularly set forth in s.
607.1106 of the Act.


10. Supplemental Action. If at any time after the Effective Date Surviving Corp. shall determine that any further conveyances, agreements, documents, instruments, and assurances or any further action is necessary or desirable to carry out the provisions of this Plan, the appropriate officers of Surviving Corp. or Target Corp., as the case may be, whether past or remaining in office, shall execute and deliver, on the request of Surviving Corp., any and all proper conveyances, agreements, documents, instruments, and assurances and perform all necessary or proper acts, to vest, perfect, confirm, or record such title thereto in Surviving Corp., or to otherwise carry out the provisions of this Plan.

11. Filing with the Florida Secretary of State and Effective Date. Upon the Closing, as provided in the Agreement of Merger of which this Plan is a part, Target Corp. and Surviving Corp. shall cause their respective President, Vice President, or other duly authorized officer to execute Articles of Merger in the form attached to this Plan and upon such execution this Plan shall be deemed incorporated by reference into the Articles of Merger as if fully set forth in such Articles and shall become an exhibit to such Articles of Merger. Thereafter, Surviving Corp. shall deliver such Articles of Merger for filing to the Florida Secretary of State. In accordance with s. 607.1105 of the Act, the Articles of Merger shall specify the "Effective Date," which shall be the filing date of the Articles of Merger.

12. Amendment and Waiver. Any of the terms or conditions of this Plan may be waived at any time by any one of the Constituent Corporations which is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such party, or may be amended or modified in whole or in part at any time before the vote of the shareholders of the constituent corporations by an agreement in writing executed in the same manner (but not necessarily by the same persons), or at any time thereafter as long as such change is in accordance with s. 607.1103 of the Act.

13. Termination. At any time before the Effective Date (whether before or after filing of Articles of Merger), this Plan may be terminated and the Merger abandoned by mutual consent of the Boards of Directors of the Constituent Corporations, notwithstanding favorable action by the shareholders of the respective Constituent Corporations.

Exhibit 4(a)
Instruments Defining the
Rights of Holders

CERTIFICATE OF AMENDMENT
OF
OMNICOMM SYSTEMS, INC., a Delaware corporation.

     The undersigned corporation

     DOES HEREBY CERTIFY:

     FIRST: That the holders of a majority of the issued and outstanding shares of common stock of OmniComm Systems, Inc., in accordance with Chapter 8, Subchapter VII, Section 228 of the laws of the State of Delaware have consented to amend the Certificate of Incorporation.

     SECOND: That the amendment(s) or change(s) in the Certificate of Incorporation of OmniComm Systems, Inc. are as follows:

Fourth Article is changed to read: The total number of common shares of stock which the corporation shall have the authority to issue is twenty million (20,000,000). The total number of preferred shares of stock which the corporation shall have the authority to issue is ten million (10,000,000). All such shares are to have a par value of $0.001. The board of directors of the OmniComm Systems, Inc. shall have the authority to divide the preferred stock into as many series as it shall from time to time determine. The board of directors shall determine the number of shares comprising each series of preferred stock, which number may, unless otherwise provided by the board of directors in creating such series, be increased from time to time by action of the board of directors. Each series of preferred stock shall be so designated as to distinguish such series from the shares of each other series. All series of preferred stock shall be of equal rank and have the same powers, preferences and rights, and shall be subject to the same qualifications, limitations and restrictions, without distinction between the shares of different series thereof; provided, however, that there may be variations among different series of preferred stock as to dividend rates, prices, terms, conditions of redemption, if any, liquidation rights, and terms and conditions of conversion, if any, which variations may be fixed and determined by the board of directors in their discretion.

Dated:  June ___, 1999
OmniComm Systems, Inc.

By:________________________________
     Peter S. Knezevich,
     Director and Chief Executive Officer

Exhibit 10(a)
Employment Contract


EMPLOYMENT AGREEMENT

     This Employment Agreement (the "Agreement"), dated as of
______ __, 1999, between OmniComm Systems, Inc., a Delaware corporation, having it principal place of business located at 3250 Mary Street, Ste. 307, Coconut Grove, Florida (the "Company"), and ___________(the "Employee").

                           WITNESSETH:

     WHEREAS, the Company desires to employ the Employee as an administrative assistant and the Employee desires to accept such employment.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Employment. The Company hereby employs the Employee and the Employee hereby accepts employment upon the terms and conditions hereinafter set forth.

     2. Term. This Agreement shall be at will. Either party in their sole and absolute discretion may terminate the Agreement.

     3. Salary. For all services rendered under this Agreement the Company shall pay the Employee a base salary of $______ per annum in equal semi-monthly installments.

     4. Duties. The Employee shall be employed as an ____________ and, subject to the direction of the Board of Directors and the Company's officers designated by the Board of Directors, shall perform and discharge well and faithfully the duties which may be assigned to her from time to time by the Company in connection with the conduct of its business.

     5. Extent of Services. The Employee shall devote her entire time, attention and energies to the business of the Company and shall not during the term of the Agreement be engaged during normal business hours, in any other business or professional activity, whether or not such activity is pursued for gain, profit, or other pecuniary advantage.

     6. Disclosure of Information. (a) The Employee recognizes and acknowledges that the Company's trade secrets and proprietary information and processes, as they may exist from time to time, are valuable, special and unique assets of the Company's business, access to and knowledge of which are essential to the performance of the Employee's duties hereunder. The Employee will not, during or after the term of her employment by the Company, in whole or in part, disclose such secrets, information or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall the Employee make use of any such property for her own purposes or for the benefit of any person, firm, corporation or other entity except the Company under any circumstances during or after the term of her employment, provided that after the term of her employment these restrictions shall not apply to such secrets, information and processes which are then in the public domain provided that the Employee was not responsible, directly or indirectly, for such secrets, information or processes entering the public domain without the Company's consent. The Employee agrees to hold as the Company's property, all memoranda, books, papers, letters, formulas and other data, and all copies thereof and therefrom, in any way relating to the Company's business and affairs, whether made by him or otherwise coming into her possession, and on termination of her employment, or on demand of the Company, at any time, to deliver the same to the Company.

     7. Inventions. The Employee hereby sells, transfers and assigns to the Company or to any person, or entity designated by the Company, all of the entire right, title and interest of the Employee in and to all inventions, ideas, disclosures and improvements, whether patented or unpatented, and copyrightable material, made or conceived by the Employee, solely or jointly, or in whole or in part, during the term hereof which (i) relate to methods, apparatus, designs, products, processes or devices sold, leased, used or under construction or development by the Company or any subsidiary, or (ii) otherwise relate to or pertain to the business, functions or operations of the Company or any subsidiary, or (iii) arise wholly or partly from the efforts of the Employee during the term hereof. The Employee shall communicate promptly and disclose to the Company, in such form as the Company requests, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures and improvements; and, whether during the term hereof or thereafter, the Employee shall execute and deliver to the Company such formal transfers and assignments and such other papers and documents as maybe required of the Employee at the Company's expense to permit the Company or any person or entity designated by the Company to file and prosecute the patent applications and, as to copyrightable material, to obtain copyright thereon. Any invention by the Employee within one
(1) year following the termination of this Agreement shall be deemed to fall within the provisions of this paragraph unless proved by the Employee to have been first conceived and made following such termination.

     8. Covenant Not to Compete. (a) During the term hereof and for a period of one (1) year thereafter, the Employee shall not compete, directly or indirectly, with the Company, interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, client, supplier, consultant, or employee of the Company and any customer, client, supplier, consultant or employee of the Company, including, without limitation, employing or being an investor (representing more than 5% equity interest) in, or officer, director, or consultant to, any person or entity which employs any former key or technical employee whose employment with the Company was terminated after the date which is one year prior to the date of termination of the Employee's employment therewith. An activity competitive with an activity engaged in by the Company shall mean performing services whether as an employee, officer, consultant, director, partner, or sole proprietor for any person or entity engaged in the business then engaged in by the Company, which services involve systems integration (b) It is the desire and intent of the parties that the provisions of this Section 8 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section 8 shall be adjudicated to be invalid or unenforceable, this Section 8 shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of this Section in the particular jurisdiction in which such adjudication is made. (c) Nothing in this Section 8 shall reduce or abrogate the Employee's obligations during the term of this Agreement under Sections 4 and 5 hereof.

     9. Remedies. If there is a breach or threatened breach of the provisions of Section 5, 6(b), 7 or 8 of this Agreement, the Company shall be entitled to an injunction restraining the Employee from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

     10. Assignment. This Agreement may not be assigned by any party hereto; provided that the Company may assign this Agreement:
(a) to an affiliate so long as such affiliate assumes the Company's obligations hereunder; provided that no such assignment shall discharge the Company of its obligations herein, or (b)in connection with a merger or consolidation involving the Company or a sale of substantially all its assets to the surviving corporation or purchaser as the case may be, so long as such assignee assumes the Company's obligations thereunder.

     11. Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and sent by registered mail to the Employee at her residence at________________ and to the Company at its address set forth above, Attention:

     12. Waiver or Breach. A waiver by the Company or the Employee of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

     13. Entire Agreement. This instrument contains the entire agreement of the parties. It may be changed only by an agreement in writing signed by a party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

     14. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Florida. All questions with respect to the construction hereof and the rights and liabilities of the parties hereto shall be governed by the laws of the State of Florida. Any action or proceeding arising out of or relating hereto shall be brought in Dade County, State of Florida.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first hereinabove written.

OmniComm Systems, Inc.


By:____________________________

Employee

_______________________________

Exhibit 10(a)(i)
Employment Agreement-Clifton Middleton
                      EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT ("Agreement") is executed this _____ day of June, 1998, to become effective immediately, by and between OMNICOMM SYSTEMS, INC., a Florida corporation, (hereinafter individually referred to as "Parent"), and OMNICOMMERCE SYSTEMS, INC., a Florida corporation, (hereinafter individually referred to as "Subsidiary") (both Parent and Subsidiary are hereinafter jointly referred to as the "Company"), and CLIFTON MIDDLETON (hereinafter referred to as "Executive").

                           WITNESSETH:

     WHEREAS, Parent is a Florida corporation engaged in the business of computer networking;

     WHEREAS, Subsidiary is a Florida corporation engaged in the business of developing and marketing software that facilitates internet commerce;

     WHEREAS, both Parent and Subsidiary desire to concurrently employ Employee and Employee desires to be concurrently employed by Parent and Subsidiary, in the capacity set forth below; and,

     WHEREAS, Employer and Executive desire to set forth in writing the terms and conditions of their agreements and understandings.

     NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally to be bound, agree as follows:

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Employment. The Company hereby employs the Executive and the Executive hereby accepts employment upon the terms and conditions hereinafter set forth.

     2. Term. This Agreement shall commence on the date hereof and shall terminate on the earlier of:

          (a)  3 years from the date hereof;

          (b) Whenever Company and Executive shall mutually agree to terminate the Agreement in writing;

          (c) The death or disability of the Executive. "Disability" shall mean the Executive's inability, due to sickness or injury, to perform effectively his duties hereunder for a period of time exceeding one-hundred and eighty (180) consecutive business days;

          (d) Thirty (30) days after the Company gives notice to the Executive that an intentional wrongful act committed by the Executive causing substantial economic damage to the Company has occurred; or

          (e) Thirty (30) days after the Executive gives notice to the Company that an intentional wrongful act committed by the Company causing substantial economic damage to the Executive has occurred.

          (f) In the event a court of competent jurisdiction makes a determination that the Executive was terminated without justification, the Executive's stock options then existing shall vest immediately and be exercisable subject to the option agreement.


     The exercise of the Company's or the Executive's right to terminate this Agreement pursuant to clause (d) or (e) hereof, as the case may be, shall not abrogate the rights and remedies of the terminating party in respect of the breach giving rise to such termination.

     3.   Salary.  For all services rendered under this Agreement:

          (a) The Company shall pay the Executive a base salary of $85,000 per annum in equal semi-monthly installments.

          (b) The Executive shall receive a bonus of one percent (1%) of the "profits" of Subsidiary and any "profits" of Parent generated by Subsidiary. Profits and bonus for this Section 3(b) shall be calculated as set forth on Exhibit 3(b) of this Agreement. The Bonus shall be payable within sixty
               (60) days of the audited financial statements of the Company being completed by the Company's accountants.

          (c) The Executive shall also receive such other bonuses as the Company may determine, but in no event shall other executives of the Company receive a bonus without the executive receiving a bonus of at least 75% of the average of all bonuses paid during a fiscal year. If a bonus is paid pursuant to section 3(b), above, that is at least 75% of the average of all bonuses paid during a fiscal year, then the executive shall not be entitled to a bonus pursuant to this Section 3(c).

          (d) The Executive shall be granted an initial incentive stock option pursuant to the Company's 1998 Incentive Stock Option Plan. The essential terms of the initial incentive stock option are set forth on
               Exhibit 3(c). The Executive shall also receive such other incentive stock options as the Company may grant, but in no event shall other executives of the Company receive an option without the Executive's receiving an option on similar terms and conditions as the other executives.

          (e) During the term of his employment, the Executive shall be entitled to participate in employee benefit plans or programs of the Company, if any, to the extent the Executive is eligible to participate thereunder. Such additional benefits shall include: (a) major medical health insurance and (b) 4 weeks paid vacation annually.

          (f) Although Employee is employed concurrently by Parent and Subsidiary, Parent is hereby designated as the common paymaster for the purpose of disbursing all compensation to Executive and for the reporting and payment of FICA and FUTA taxes, or any other employment taxes or charges imposed by any state, Federal or local governmental authorities.

     4. Duties. The Executive shall be appointed as a Director of the Subsidiary. Further, the Executive shall be employed as the Chief Technology Officer of the Subsidiary and as a Vice President and Director of Internet Applications and Development for the Parent and, subject to the direction of the Board of Directors and the Company's officers designated by the Board of Directors, shall perform and discharge well and faithfully the duties which may be assigned to him from time to time by the Company in connection with the conduct of its business. If the Executive is elected or appointed a director or officer of the Company or any subsidiary thereof during the term of this Agreement, the Executive will serve in such capacity without further compensation.

     5. Extent of Services. The Executive shall devote his entire time, attention and energies to the business of the Company and shall not during the term of this Agreement be engaged, whether or not during normal business hours, in any other business or professional activity, whether or not such activity is pursued for gain, profit, or other pecuniary advantage.

     6. Disclosure of Information. (a) The Executive represents and warrants to the Company that Exhibit 6(a) hereto sets forth (i) all rights, in respect of the Executive's engaging in any business activity of former employers, clients, principals, partners or others with whom or for whom the Executive has performed services since 1995, and (ii) all of the business activities of the Executive applicable to periods after the time such services were performed; (b) The Executive recognizes and acknowledges that the Company's trade secrets and proprietary information and processes, as they may exist from time to time, are valuable, special and unique assets of the Company's business, access to and knowledge of which are essential to the performance of the Executive's duties hereunder. The Executive will not, during or after the term of his employment by the Company, in whole or in part, disclose such secrets, information or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall the Executive make use of any such property for his own purposes or for the benefit of any person, firm, corporation or other entity except the Company under any circumstances during or after the term of his employment, provided that after the term of his employment these restrictions shall not apply to such secrets, information and processes which are then in the public domain provided that the Executive was not responsible, directly or indirectly, for such secrets, information or processes entering the public domain without the Company's consent. The Executive agrees to hold as the Company's property, all memoranda, books, papers, letters, formulas and other data, and all copies thereof and therefrom, in any way relating to the Company's business and affairs, whether made by him or otherwise coming into his possession, and on termination of his employment, or on demand of the Company, at any time, to deliver the same to the Company.

     7. Inventions. The Executive hereby sells, transfers and assigns to the Company or to any person, or entity designated by the Company, all of the entire right, title and interest of the Executive in and to all inventions, ideas, disclosures and improvements, whether patented or unpatented, and copyrightable material, made or conceived by the Executive, solely or jointly, or in whole or in part, during the term hereof which (i) relate to methods, apparatus, designs, products, processes or devices sold, leased, used or under construction or development by the Company, or (ii) otherwise relate to or pertain to the business, functions or operations of the Company, or (iii) arise wholly or partly from the efforts of the Executive during the term hereof. The Executive shall communicate promptly and disclose to the Company, in such form as the Company requests, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures and improvements; and, whether during the term hereof or thereafter, the Executive shall execute and deliver to the Company such formal transfers and assignments and such other papers and documents as maybe required of the Executive at the Company's expense to permit the Company or any person or entity designated by the Company to file and prosecute the patent applications and, as to copyrightable material, to obtain copyright thereon. Any invention by the Executive within one (1) year following the termination of this Agreement shall be deemed to fall within the provisions of this Section unless proved by the Executive to have been first conceived and made following such termination.

     8. Covenant Not to Compete. (a) During the term hereof and, unless this Agreement is terminated pursuant to Section 2(e) hereof, for a period of one (1) year thereafter, and encompassing the world, the Executive shall not compete, directly or indirectly, with the Company, interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, client, supplier, consultant, or employee of the Company and any customer, client, supplier, consultant or employee of the Company, including, without limitation, employing or being an investor (representing more than 5% equity interest) in, or officer, director, or consultant to, any person or entity which employs any former key or technical employee whose employment with the Company was terminated after the date which is one year prior to the date of termination of the Executive's employment therewith. An activity competitive with an activity engaged in by the Company shall mean performing services whether as an employee, officer, consultant, director, partner, or sole proprietor for any person or entity engaged in the business then engaged in by the Company, which services involve developing software applications for the internet, (b) It is the desire and intent of the parties that the provisions of this Section 8 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section 8 shall be adjudicated to be invalid or unenforceable, this Section 8 shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of this Section in the particular jurisdiction in which such adjudication is made, and (c) Nothing in this Section 8 shall reduce or abrogate the Executive's obligations during the term of this Agreement under Sections 4 and 5 hereof. The Executive has been advised by the Company to seek the advice of counsel and has had the opportunity to do so prior to executing this Agreement. Further the Shareholder has been made aware of Florida Statute 542.33, 542.331, and 542.335, concerning contracts in restraint of trade.

     9. Remedies. If there is a breach or threatened breach of the provisions of Section 5, 6(b), 7 or 8 of this Agreement, the Company shall be entitled to an injunction restraining the Executive from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

     10. Assignment. This Agreement may not be assigned by any party hereto; provided that the Company may assign this Agreement:
(a) to an affiliate or subsidiary so long as such affiliate or subsidiary assumes the Company's obligations hereunder; provided that no such assignment shall discharge the Company of its obligations herein, or (b) in connection with a merger or consolidation involving the Company or a sale of substantially all its assets to the surviving corporation or purchaser as the case may be, so long as such assignee assumes the Company's obligations thereunder.

     11. Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and sent by registered mail to the Executive at his residence at 2100 Salzedo Street, Suite 207, Coral Gables, Fl 33134 and to the Company at its address set forth above, Attention: Peter S. Knezevich.

     12. Waiver of Breach. A waiver by the Company or the Executive of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

     13. Entire Agreement. This instrument contains the entire agreement of the parties. It may be changed only by an agreement in writing signed by a party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

     14. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Florida. All questions with respect to the construction hereof and the rights and liabilities of the parties hereto shall be governed by the laws of the State of Florida. Any action or proceeding arising out of or relating hereto shall be brought in Dade County, State of Florida.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first hereinabove written.

OMNICOMM SYSTEMS, INC.

By:_________________________________
Name:______________________________
Title:_______________________________

EXECUTIVE
Clifton Middleton
EXHIBIT 3(B)
BONUS COMPUTATION


     Revenues                 = A

     Operating Expenses:
     Cost of Revenues         = Bi
     Research and Development      = Bii
     Sales and Marketing           = Biii
     General and Administrative    = Biv

     Profit                        = A - (Bi+Bii+Biii+Biv)

     Bonus                    = Profit x .01









EXHIBIT 3(C)
INCENTIVE STOCK OPTION


     Number of shares optioned: 85,000

     Option exercise price per share: $.60

     Expiration Date: 10 years from date of grant, i.e. date of employment

Timing of Purchases

     The Option is not exercisable in any part until one (1) year after the date of grant. Upon the expiration of one (1) year after the date of grant and subject to the provisions for termination and acceleration pursuant to the Stock Option Plan, this Option shall become exercisable as follows:

          One (1) year anniversary date:     14,166

          Two (2) year anniversary date:     28,334

          Three (3) year anniversary date:   42,500

EXHIBIT 6(A)
DISCLOSURE OF INFORMATION


     Business Activities      Capacity

     Education Navigator      President
     Smartkid Magazine        Dir. Marketing & Sales
     Advantage Direct         V.P. Marketing

     Rights in Activities

     Database driven web hosting and development
     Retail web-shopping site
     Configurators
     Electronic Marketing Automation
     Super Email
     Electronic Purchase Orders
     Database Optimization
     Intranet Legacy Systems
     Client Acquisition and Management



K:\USR\JCC\EDUCNAV\OMNI\DOCSFIN\EMPAG2.WPD

Exhibit 10(b)
Factor Agreement
BANKEST CAPITAL CORP.
 STANDARD FACTORING AGREEMENT


Omnicomm Systems, Inc.
3250 Mary Street, Ste. 307
Coconut Grove, FL 33133

Gentlemen:

The following shall constitute the terms upon which Bankest
Capital Corp. ("Bankest" and "we" and/or "us") shall act as sole factor of Omnicomm Systems, Inc.("company" and "you" and/or "your") (see section 11 for the definition of certain capitalized terms):

SECTION 1      Sales and Approval of Receivables

1.1 You hereby sell, assign and transfer to us and we hereby purchase from you all of your now outstanding and hereafter created or acquired Receivables with full power to collect and otherwise deal therewith as the sole exclusive owner thereof. You further sell and assign to us all of your interest in the goods represented by the Receivables and in all goods that may be returned by customers, all rights as an unpaid vendor or lienor, all rights of stoppage in transit, replevin and reclamation relating thereto, all rights in and to all security therefor and guarantees thereof, and all rights against third parties with respect thereto. Any goods so recovered or returned shall be set aside, marked with our name and held for our account as owner. You shall notify us promptly of all such returned or recovered goods.

1.2 (a) You will submit for our written approval the amount, terms of payment and delivery, and all other conditions of each prospective sale and each approved sale shall be made only in accordance with such approval, which may be withdrawn at any time before actual delivery of the merchandise or rendition of the services to the customer.
We may, in our sole judgment, and from time to time, establish credit lines for sales to some or all of your customers and, provided sales to such customers are on your normal selling terms which we have approved, all sales to such customers within the established credit lines will be Approved Receivables provided that delivery or performance is completed while the credit line remains in effect. All of our credit approvals will be in writing.

     (b) We reserve the right to amend or withdraw a credit approval or credit line at any time by advice to you, which advice will be promptly confirmed in writing.
A credit line will be automatically suspended (i.e.
withdrawn) during any period that the customer is 60 or more days past due. We will reinstate any suspended credit line in accordance with, and subject to, our credit line approval guidelines.

     (c) Without limiting the foregoing, our approval shall automatically be withdrawn if any terms are changed or if delivery is made more than thirty days after the approved delivery date, or more than thirty days after the date of approval if no delivery date is specified. If the amount of any sale is increased without our prior written consent, our approval shall apply only to the original amount approved.

     (d) We shall have no liability to you or to any customer for our refusal to credit approve a Receivable or establish a credit line or for our withdrawal of a credit approval or a credit line.

1.3  We shall assume the Credit Risk on all Approved
Receivables. We shall have full recourse to you for all other reasons (other than Credit Risk), which cause us not to collect Receivables sold by you to us. We shall have full recourse to you on all Non-Approved Receivables.

1.4 In the event that monies shall, at any time, be owing from one of your customers for both Approved Receivables and Non-Approved Receivables, we may, and you so authorize and approve us to , apply all payments received first in reduction of the outstanding Approved Receivables.

SECTION 2      Purchase Price, Commissions, Advances, and
Reserve

2.1 We will purchase each Receivable at the Net Amount of thereof, less our commission thereon (hereinafter, the "Purchase Price"). "Net Amount" shall mean the face amount less all returns, discounts (which may, at our option, be calculated on the longest or shortest terms), credits or allowances of any nature at any time issued, owing, claimed by customers, granted or outstanding, and out-of-pocket expenses as set forth in the Reimbursable Out-of-Pocket
Costs Schedule Attachment as Schedule A.

2.2 Upon the Payment Date (as defined in Section 11.8 hereof) with respect to any Receivable, the Purchase Price, less any debits or reserves, shall be credited to your account. The credit balance of the account shall be available for distribution to you, at your request. We may retain from sums payable to you a reserve, which reserve may be revised from time to time at our discretion, in order to provide for Customer Disputes, possible credit losses on Non-Approved Receivables, sums owing to us for goods/services purchased by you from any other firm or company factored or otherwise financed by us, and the Obligations. Amounts in your account shall also be subject to reduction for payment of any charges or credits which may be charged to you pursuant to this Agreement, and shall be given as security for all of your Obligations hereunder or arising from any other agreement between you and us.

2.3 From time to time during the term of this Agreement and prior to the Payment Date, upon you request and in our sole discretion, we may advance funds ("Advance") to you up to seventy percent (70.0%) of the Purchase Price of a Receivable. Any Advance in excess of the percentages set forth above shall be deemed to be an Overadvance, which Overadvance shall be made in our sole discretion and also subject to this Agreement.

2.4 All Advances, Overadvances and other credits, charges or payments specified herein, except for charges which reduce the Purchase Price pursuant to Section 2.2, shall be charged to your account. You shall be charged interest in the amount as and at such times as herein provided on the outstanding balance of the account. The account shall be reduced by all payments received with respect to a Receivable.

2.5 You will pay us a factoring commission, which commission shall be due and payable at the time of our acceptance of the purchase or assignment of each Receivable, in the form of a Discount in the amount of the Applicable Factoring Commission Percentage of each
Receivable purchased by us (the "Applicable Factoring
Commission Percentage").  The Applicable Factoring
Commission Percentage is predicated upon the number of days the Receivables remain outstanding and shall be the percentage set forth on the Factoring Commission Schedule attached hereto as Schedule B. The minimum factoring commission on each invoice shall be Five Dollars ($5.00).

2.6 During each contract year (the 12 months immediately following the date hereof or any anniversary thereof you agree to pay to us Factoring Commissions aggregating at least eighteen thousand Dollars ($18,000.00), ("Minimum
Annual Commission"). If during any month the aggregate factoring commissions paid by you is less than one thousand five hundred Dollar ($1,500.00) ("Minimum Monthly
Commission"), then you shall pay to us, or we may charge your account with an amount equal to the difference between the Minimum Monthly Commission and the factoring commission actually paid during that month (the "Deficiency Charge").
At such time as you exceed the Minimum Annual Commission, the Minimum Monthly Commission shall be waived for the remainder of the contract year and the Deficiency Charges paid during said contract year shall be applied against subsequent factoring commission charges incurred during said contract year.

2.7 We will charge you account our standard wire transfer fee on all wire transfers, and you will reimburse us for exchanges on checks, charges for returned items and all other back charges and other charges and costs as stipulated in the Reimbursable Out-of-Pocket Costs Schedule attached hereto. We may also, at our option, charge your account for all amounts owing by you to us under this Agreement and all other Obligations.

2.8 In the case of sales to customers located outside the continental United States, you shall pay to us and we may conclusively charge to your account (i) the amount of all fees, costs and commissions charged to us by our correspondent foreign factors to which we re-assign or through which we re-factor such sales, (ii) all premiums on any credit insurance obtained by us in connection therewith, (iii) all currency rate differentials, currency conversion charges, transmittal charges and other costs and expenses relating thereto, and (iv) any and all sums which we may be required to pay or assume under our arrangements with any foreign factors. All charge-backs of foreign sales by such foreign factors shall be binding on you and shall relieve us of the Credit Risk with respect thereto.
You acknowledge that we have informed us of the terms of our arrangements with any and all such foreign factors, including, without limitation, the Code of International
Factoring Customs (IFC76) and Master Agreement relating thereto; you consent thereto and agree to fulfill and to assist in fulfilling those customs as far as your part of the transactions in concerned; your failure to comply with any thereof shall immediately relieve us of the Credit Risk with respect to all affected Receivables. You shall affix to all invoices to foreign customers such legend regarding payment thereof to the foreign factor as we may from time to time require.

2.9 You shall pay us on demand any debit balance at any time existing in your account.

SECTION 3 Interest

3.1 You will pay interest on the daily balance of all monies remitted, paid or otherwise advanced to you or for your account net of all payments received from you or on your behalf including the Purchase Price of Receivables purchased by us hereunder which is credited to your account on the Collection Date. Interest will be calculated daily at a rate the greater of three percent (3.0%) per annum or three hundred (300) basis points plus the Base Rate (the
"Interest Rate") and will be charged to your account monthly, in arrears. All other indebtedness due by you to
us) under this Agreement and on all other Obligations, except those specifying a different rate, from the date incurred through the date paid will be charged interest calculated daily at the greater at that rate which is the maximum rate applicable by law, or rate of six hundred basis points (6.0%) plus the Base Rate and, at our option, may be charged to your account. Any publicly announced decrease or increase in the Base Rate shall result in an adjustment to the Interest Rate on the next business day.
Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed. In no event shall the Interest Rate exceed the maximum rate permitted by applicable law and in the event excess interest is paid, it shall be considered a repayment of the principal.

3.2 If a Receivable or any payment is charged back to you after the Collection Date, you will pay us interest at the Interest Rate on such Net Receivable or such payment from the Collection Date to the chargeback date.

SECTION 4 Representations, Warranties and Covenants

4.1 You represent, warrant and covenant as to each Receivable sold and assigned hereunder that, at the time of its creation, the Receivable is a valid, bona fide account, representing an undisputed indebtedness incurred by the named account debtor for goods actually sold and delivered or for services completely rendered; there are no setoffs, offsets or counterclaims, genuine or otherwise, against the Receivable; the Receivable does not represent a sale to a parent, subsidiary or a consignment, sale or return or a bill and hold transaction; no agreement exists permitting any deduction or discount (other than the discount stated on the invoice); you are the lawful owner of the Receivable and have the right to sell and assign the same to us; the Receivable is free of all security interests, liens and encumbrances other than those in our favor, and the Receivable is due and payable in accordance with its terms.

4.2 You shall not grant or suffer to exist any lien upon or security interest in your inventory in favor of any party other than us without our written consent, or prior knowledge.

4.3 You are a solvent corporation; duly incorporated and in good standing under the laws of the State of Florida and qualified in all States where such qualification is required; the execution, delivery and performance of this Agreement have been duly authorized and are not in contravention of any applicable law, your corporate charter or by-laws or any agreement or order by which you are bound.

4.4 You shall not change your corporate name or the location of your office or open any new offices without giving us at least thirty (30) days prior written notice.
At the present time, you carry on business only at the above address and the addresses set forth below:

_______________________________________

4.5 All books and records pertaining to the Receivables or to any inventory owned by you shall be maintained solely and exclusively at the above addresses or the addresses listed in Section 4.4 and no such books and records shall be moved or transferred without giving us thirty (30) days prior written notice.

4.6 You shall not sell, lease, transfer or otherwise dispose of all or substantially all of your property or assets, or consolidate with or merge into or with any corporation or entity without our prior written consent, which consent will not be unreasonable withheld.

4.7 After our request, you shall hold all returned, replevied or reclaimed goods coming into your possession in trust for us and all such goods shall be segregated and identified as held in trust for our benefit and you shall, at our request, and at your expense, deliver such goods to such place or places as we may designate.

4.8 Receivables sold to us hereunder and represented by invoices bearing the tradenames or styles set forth below are wholly owned by you and the undertakings, representations and warranties made in connection therewith shall be identical to and of the same force and effects as those made with respect to invoices bearing your corporate name. The tradenames or styles set forth below are the only tradenames or styles under which you transact business.

Omnicomm Systems, Inc.

4.9 No discounts, credits or allowances will be issued, granted or allowed by you to customers and no returns will be accepted without our prior written consent; provided, however, that until we notify you to the contrary, you may presume our consent. Discounts, credits or allowances once issued may be claimed only by the customer; no third party beneficiary rights are created hereby.


SECTION 5 Disputes, Chargebacks and Reserves

5.1 With respect to any Receivable, upon the occurrence of a breach of any of the representations or warranties contained in Section 4.1, or the assertion by a customer of a Dispute or other defense to payment, other than financial inability, an Approved Receivable shall automatically become a Non-Approved Receivable and we may charge back such Receivable to you.

5.2 You will notify us promptly of and settle all Disputes at your cost and expense, including attorneys' fees, and will pay us promptly the amount of the Receivables affected thereby. However, if any Dispute is not settled by you within thirty days after the maturity date of the invoice or within such shorter period as we may determine, we may settle, compromise or litigate such Dispute in our or your name upon such terms as we in our sole discretion deem advisable and for your account and risk. We may also in our discretion and without notice to you take possession of and sell any returned goods at such prices and upon such terms as we deem advisable. We may charge any deficiency, and all costs and expenses, including attorney's fees, to your account, In addition to all other rights to which we are entitled under this Agreement, if there is any Dispute as to any Receivable, or if any Receivable on which you have the Credit Risk or evidenced by an invoice for less than Fifty Dollars ($50.00) is unpaid at its maturity, we may at any time charge the amount of such Receivable back to your account. Immediately upon the occurrence of any Dispute and regardless of the date on which we charge back the affected Receivable, the Credit Risk on such Receivable, to the extent theretofore borne by us, shall automatically revert to you. We may also charge back the amount of any Receivable which is not paid to us at maturity due to acts of God, war, civil strife, currency restrictions, foreign political impediments or the like.

5.3 We may, at our option, charge back to you all amounts owing on Non-Approved Receivables which are not paid when due. We shall also have the right to charge back to you any payment which we receive with respect to a Non-Approved
Receivable if such payment is subsequently disgorged by us or disgorged by our assigns, whether as a result of any proceeding in bankruptcy or otherwise.

5.4 A chargeback shall not constitute a resale to you of said Receivables; however, upon payment by you to us of all monies due with respect to such charge back Receivable, title thereto shall revert to you, subject, however, to our continuing security interest therein. You agree to indemnify and save us harmless from and against any and all loss, costs and expenses, caused by or arising out of disputed Receivables, including, but not limited to, collection expenses and attorney's fees incurred with respect thereto. We may charge our normal and standard late payment and/or delinquency charges to your customers.

SECTION 6 Administration

6.1 You shall, from time to time, execute and deliver to us confirmatory schedules of Receivables sold to us, together with one copy of each invoice and acceptable evidence of shipment and such other documentation and proofs of delivery as we may require. Each invoice shall bear a notice, in form satisfactory to us, that it has been sold and assigned to and is payable United States dollars only to us. However, the issuance of invoices to customers shall itself constitute the assignment to us of the Receivables represented thereby. You will keep all shipping and delivery receipts and copies of all invoices at your office available for our inspection, and will deliver them to us promptly at our request. The sale of your Receivables to us and our ownership thereof will be properly reflected on your books. You agree to prepare and mail all invoices or, at our option, you shall send all of the invoices to us ready for mailing to the customers, in which event the postage and clerical charges incurred by us in mailing the same will be paid by you.

6.2 You agree to execute and deliver to us such further instruments of assignments, financing statements and instruments of further assurance as we may reasonably require. You authorize us to execute on your behalf and file such UCC financing statements as we may deem necessary in order to perfect and maintain the security interests granted by you in accordance with this and any other agreement between you and us, and you further agree that we may file this Agreement or a copy thereof as such UCC financing statement. You agree to bear the cost of all filing fees, filing taxes, search reports, legal fees and other charges incurred by us in the perfection, protection and preservation of the rights and collateral security herein granted to us.

6.3 If any remittances are made directly to you, your employees or agents, you shall act as trustee of an express trust for our benefit, hold the same as our property and deliver the same to us forthwith in kind. We and/or such designee as we may from time to time appoint, are hereby appointed your attorney-in-fact to endorse your name on may remittances received by us where such endorsement is required to effect collection; this power, being coupled with an interest is irrevocable.

6.4  We may, at all times, have access to, inspect and make
extracts from all your records, files and books of
accounts.  We may, at any time after default by you
hereunder, remove from your premises all such records,
files and books relating to the Receivables.  You agree to
promptly furnish us within forty-five (45) days after the
close of each quarter financial statements unaudited and in
such form and detail as we may reasonably require.  You
also agree to prepare and furnish to us, within ninety (90)
days after the close of your fiscal year, financial
statements which have been audited and certified by an
independent certified public accountant which is acceptable
to us.  You authorize us to communicate directly with your
independent certified public accountants   and authorize
such accountants to discuss your financial condition and statements directly with us.

6.5 If we determine that the credit standing of a customer has deteriorated after we have assumed the Credit
Risk on a Receivable, you shall, at our request, exercise such rights as you may have to reclaim or stop the goods in transit, and you hereby grant us the right to take such steps in your name or ours.

6.6 You authorize us to disclose such information as we deem appropriate to persons making credit inquiries about you.

6.7 We will send you a monthly statement of your account which shall constitute an account stated and be binding upon you with respect to the matters reflected therein and any matters previously reported to you which are incorporated therein, except to the extent that written exceptions thereto are served upon us within thirty (30) days after such statement is rendered.

6.8 You hereby agree to indemnify us for all costs and expenses incurred by us in connection with Receivables for which credit approval has not been given and in connection with Receivables which are unpaid at maturity for reasons other than financial inability. Further, you hereby agree to indemnify us for any liability for duties, forwarder's fees, storage, shipping charges and other expense connected with the Receivables and any losses occasioned by claims of Customers under Receivables.

SECTION 7 Collateral Security

7.1 As collateral security for all Obligations, you hereby assign and grant to us a continuing security interest in:
(i) all of your presently existing and hereafter created
Receivables and general intangibles and the proceeds thereof; (ii) all monies, securities and other property now or hereafter held or received by, or in transit to us from or for you, whether for safekeeping, pledge, custody, transmission, collection or otherwise, and all of your deposits and credit balances in our possession; (iii) all returned, reclaimed or repossessed goods and the documents evidencing or relating to such goods; (iv) all books, records and other property at any time evidencing or relating to the Receivables; and (v) the proceeds of any insurance policies covering any of the foregoing. Recourse to the collateral security herein provided shall not be required, and you shall at all times remain liable for the payment and performance of all of your Obligations upon demand by us.

7.2 By your execution of this Agreement, you also hereby grant to us the right and authority to set-off and debit payments and charges you owe us, which we are otherwise entitled to set-off and debit against the account as specified in this Agreement directly against your account, without prior notice or consent from you. We shall in good faith endeavor to provide you written notice of such set-off or debit within ten (10) days after same; provided however, that we shall have no liability to you in respect of our failure to give such notice; and further provided that our failure to give such notice shall have no effect on our rights to set-off or debit as provided above.

SECTION 8 Events of Default

8.1 The occurrence of any of the following acts or events shall constitute an Event of Default: (a) if you fail to make payment of any of your Obligations when due, (b) if you fail to make any remittance required by this Agreement,
(c) if you commit any breach of any of the terms, representations, warranties, covenants, conditions or provisions of this Agreement, or of any present or future supplement or amendment hereto or of any other agreement between us, (d) if you become insolvent or unable to meet your debts as they mature, (e) if you deliver to us a false financial statement, (f) if you call, or have called by a third party, a meeting of creditors, (g) if you have commenced by or against you any bankruptcy proceeding, insolvency, arrangement or similar proceeding, (h) if you suspend or discontinue doing business for any reason, (i) if a receiver or a trustee of any kind is appointed for you or any of your property, (j) if any guarantor of your Obligations shall become insolvent or have commenced by or against such guarantor any bankruptcy proceeding, insolvency, arrangement or similar proceeding, (k) if any guaranty of your Obligations is terminated, or (l) if any change of ownership occurs with respect to more than twenty
(20%) percent of your capital stock.

8.2 Upon the occurrence of an Event of Default, we shall have the right to terminate this Agreement and all other arrangements existing between us forthwith and without notice, and all of your Obligations to us shall mature and become immediately due and payable and we shall have the right to withhold any further payment to you until all Obligations have been paid in full. In addition, we shall have all the rights of a secured party under the Uniform
Commercial Code, including, without limitation, the right to take possession of any collateral in which we have a security interest and to dispose of same at public or private sale and you will be liable for any deficiency. We shall not be required to proceed against any Collateral but may proceed against you directly. In the event we institute suit against you, you agree to pay our costs and reasonable attorney's fees.

SECTION  9     Terms and Termination

This Agreement shall continue in full force and effect for one (1) year or until terminated by either party hereto giving the other party not less than 90 days prior written notice thereof. Notice of termination shall be registered or certified mail; provided however, that you shall not terminate this Agreement so long as you are indebted or obligated to us in connection with any other financing arrangements. Notwithstanding such notice of termination, our respective rights and obligations arising out of transactions having their inception prior to the specified date of termination shall not be affected by such termination and all terms, provisions and conditions hereof, including but not limited to, the security interests herein above granted to us, shall continue in full force and effect until all Obligations have been paid in full. All of the representations, warranties and covenants made herein shall survive the termination of this Agreement.

SECTION 10     Modifications

This Agreement cannot be changed or terminated orally; it constitutes the entire agreement between us and shall be binding upon respective successors and assigns, but may not be assigned by you without our prior written consent. No delay or failure on our part in exercising any right, privilege, or option hereunder shall operate as a waiver thereof or of any other right, privilege or option. No waiver whatsoever shall be valid unless in writing, signed by us, and then only to the extent therein set forth. If any term or provision of this Agreement is held invalid under any statute, rule or regulation of any jurisdiction competent to make such a decision, the remaining terms and provisions shall not be affected, but shall remain in full force and effect. You further acknowledge that during the course of the term of this Agreement, we shall make credit determinations with respect to your Receivables and shall refactor and otherwise assign such Receivables to a Third
Party, notwithstanding any such assignment of refactoring you shall in no way rely on any credit determination relayed to us, or any action or inaction taken by such Third Party with respect to the Receivables, and that you shall look only to us as the party responsible for credit determinations and administration of your Receivables and this Agreement generally.

SECTION 11     Definitions

11.1 "Approved Receivable" - Any Receivable with respect to which we have issued a credit approval which has not subsequently been withdrawn.

11.2 "Base Rate" - The rate of interest publicly announced from time to time by Citibank N. A., New York, New York as its prime or base rate (or equivalent).

11.3 "Credit Risk" - The risk that a customer will be financially unable to pay a Receivable at maturity, provided the customer has received and accepted the goods and/or services which gave rise to such Receivable, without any Dispute.

11.4 "Dispute" - Any dispute, deduction, claim, offset, defense or counterclaim of any kind, including, without limitation, any dispute relating to goods or services already paid for or relating to Receivables other than the Receivable on which payment is being withheld.

11.5 "Net Receivable" - The gross face amount of a Receivable less the discount offered by you and taken by us.

11.6 "Non-Approved Receivable" - Any Receivable with respect to which we have either not issued a credit approval or have subsequently withdrawn a credit approval as a result of a Dispute or otherwise.

11.7 "Obligations" - All loans, advances, debts, liabilities, obligations, covenants and duties owing by you to us, direct or indirect, absolute or contingent, due or to become due, now existing, or hereafter arising, including, without limitation, invoices for goods or services purchased by you from any company whose accounts are factored or financed by us and indebtedness arising under any guaranty made by you or issued by us on your behalf and the debit balance of your account.

11.8 "Payment Date" - The earlier of the Wednesday of the week following the week in which we receive payment of a Receivable or 120 days after the due date of a Receivable, provided that such Receivable remains unpaid solely because of the Customer's financial inability to pay.

11.9 "Receivables" - All presently existing and hereafter created accounts, contract rights and general intangibles relating thereto, and other forms of obligation for the payment of money arising out of the sale of goods or rendition of services together will all proceeds thereof, all guaranties and security therefor, and all goods and rights represented thereby or arising therefrom including, but not limited to, the right of stoppage in transit, replevin and reclamation.

SECTION 12 Entire Agreement, Governing Law, and Waiver of Jury

This Agreement embodies our entire agreement as to the subject matter and supersedes all prior agreements as to the subject matter. This shall be governed by and interpreted in accordance with the laws of the State of Florida. EACH OF US HEREBY WAIVES ALL RIGHTS TO TRIAL BY
JURY IN ANY SUIT OR PROCEEDING ARISING UNDER OR RELATING TO
TRANSACTIONS UNDER THIS AGREEMENT.

SECTION 13     Acceptance

This proposal is submitted to you unsigned and shall constitute an agreement between us only when signed by us.

                                   Very truly yours,

                                   BANKEST CAPITAL CORP.



By:______________________

                                   Title:


The foregoing Factoring Agreement is accepted and agreed
this         day of                , 199   .


By:
By:


Title:     President
Title:     Secretary

Attachments: [omitted]

Exhibit 10(c)
1998 Stock Incentive Plan

1998 STOCK INCENTIVE PLAN OF
OMNICOMM SYSTEMS, INC.

1.   PURPOSE

     The purpose of the 1998 Stock Incentive Plan ("Plan") of OmniComm Systems, Inc. ("Company") is to provide a means through which the Company and its Subsidiaries and Affiliates may attract able persons to enter and remain in the employ of the Company and its subsidiaries and Affiliates, and to provide a means whereby those key persons upon whom the responsibilities of the successful administration and management of the Company rest, and whose present and potential contributions to the welfare of the Company are of importance, can acquire and maintain stock ownership, thereby strengthening their commitment to the welfare of the Company and promoting an identity of interest between stockholders and these key persons.

     A further purpose of the Plan is to provide such key persons with additional incentive and reward opportunities designed to enhance the profitable growth of the Company. So that the appropriate incentive can be provided, the Plan provides for granting
Incentive Stock Options, Nonqualified Stock Options, Stock
Appreciation Rights, Restricted Stock Awards, Phantom Stock
Unit Awards and Performance Share Units, or any combination of the foregoing.

2.   DEFINITIONS

     The following definitions shall be applicable throughout the Plan.

     "Affiliate" means any affiliate of the Company within the meaning of 17 CFR Section 230.405.

     "Appreciation Date" means the date designated by a Holder of Stock
Appreciation Rights for measurement of the appreciation in the value of rights awarded to him, which date shall be the date notice of such designation is received by the Committee, or its designee.

     "Award" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock
Appreciation Right, Restricted Stock Award, Phantom Stock
Unit Award or Performance Share Unit Award.

     "Award Period" means a period of time within which performance is measured for the purpose of determining whether an Award of Performance Share Units has been earned.

     "Board" means the Board of Directors of the Company.

     "Cause" means the Company, a Subsidiary or an Affiliate having cause to terminate a Participant's employment under any existing employment agreement between the Participant and the Company, a Subsidiary or an Affiliate or, in the absence of such an employment agreement, upon (i) the determination by the Committee that the Participant has ceased to perform his duties to the Company, or a Subsidiary or an Affiliate (other than as a result of his incapacity due to physical or mental illness or injury), which failure amounts to an intentional and extended neglect of his duties to such party, (ii) the Committee's determination that the Participant has engaged or is about to engage in conduct materially injurious to the Company, or a Subsidiary or an Affiliate, or (iii) the Participant having been convicted of a felony.

     "Change in Control" shall, unless the Board otherwise directs by resolution adopted prior thereto, be deemed to occur if (i) any "person" (as that term is used in Sections 13 and 14(d)(2) of the Securities and Exchange Act of 1934
("Exchange Act")) is or becomes the beneficial owner (as that term is used in Section 13(d) of the Exchange Act), directly or indirectly, of 25% or more of the voting Stock or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the Company's shareholders of each new director was approved by a vote of at least three-quarters of the directors then still in office who were directors at the beginning of the period. Any merger, consolidation or corporate reorganization in which the owners of the Company's capital stock entitled to vote in the election of directors ("Voting Stock") prior to said combination, own
50% or more of the resulting entity's Voting Stock shall not, by itself, be considered a Change in Control.

     "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

     "Committee" means the Compensation Committee of the Board or such other committee as the Board may appoint to administer the Plan.

     "Common Stock" means the common stock, no par value of the Company.

     "Company" means OmniComm Systems, Inc.

     "Date of Grant" means the date on which the granting of an Award is authorized or such other date as may be specified in such authorization.

     "Disability" means the complete and permanent inability by reason of illness or accident to perform the duties of the occupation at which a Participant was employed when such disability commenced or, if the Participant was retired when such disability commenced, the inability to engage in any substantial gainful activity, as determined by the
Committee based upon medical evidence acceptable to it.

     "Disinterested Person" means a person who is a "disinterested person" within the meaning of Rule 16b-3 of the Exchange Act, or any successor rule or regulation.

     "Eligible Employee" means any person regularly employed by the Company or a Subsidiary or Affiliate on a full-time salaried basis, and any independent contractor of the Company or a Subsidiary or Affiliate, who satisfies all of the requirements of Section 6.

     "Exchange Act" means the Securities Exchange Act of
1934, as amended.

     "Fair Market Value" on a given date means (i) the last reported sale price for the Stock on that date (or, if there were no such sales on that date, on the next most recent date on which there were such sales) as reported on the Composite Tape if the Stock is listed on the New York
Stock Exchange ("NYSE") or on the National Association of
Securities Dealers National Market System ("NMS"), (ii) if the Stock is not then issued on the NYSE or the NMS but sales of the Stock are reported by the National Association of Securities Dealers Automatic Quotation System or any successor thereto ("AQS"), the average between the closing bid and asked price quotations for the Stock on that date
(or if none on that date, on the next most recent date) as reported on the AQS, or (iii) if the Stock is not then issued on the NYSE or the NMS, and sales of the Stock are not reported by the AQS, the amount determined by the Board to be the fair market value based upon a good faith attempt to value the Stock accurately and computed in accordance with applicable regulations of the Internal Revenue
Service.

     "Holder" means a Participant who has been granted an Option, a Stock Application Right, a Restricted Stock
Award, Phantom Stock Unit Award or a Performance Share Unit
Award.

     "Incentive Stock Option" means an Option granted by the Committee to a Participant under the Plan which is designated by the Committee as an Incentive Stock Option pursuant to Section 422 of the Code.

     "Nonqualified Stock Option" means an Option granted by the Committee to a Participant under the Plan which is not designated by the Committee as an Incentive Stock Option.

     "Normal Termination" means termination:

           (i) With respect to the Company or a Subsidiary,
     at                  retirement (excluding early
     retirement) pursuant to the                  Company
     retirement plan then in effect;

           (ii) With respect to an Affiliate, at retirement
          (excluding early retirement) pursuant to the
     retirement plan          of such Affiliate then in
     effect or, if the Affiliate has no such
      plan, at retirement upon or after the attainment of age 65;

          (iii) On account of Disability;

            (iv) With the written approval of the
Committee; or

            (v) By the Company, a Subsidiary or Affiliate without
      Cause.


     "Option" means an Award granted under Section 7 of the Plan.

     "Option Period" means the period described in Section
7(c).

     "Participant" means an Eligible Employee who has been selected to participate in the Plan and to receive an Award pursuant to Section 6.

    "Performance Goals" means the performance objectives of the
Company during an Award Period or Restricted Period established for the purpose of determining whether, and to what extent, Awards will be earned for an Award Period or Restricted Period.

     "Performance Share Unit" means a hypothetical investment equivalent equal to one share of Stock granted in connection with an Award made under Section 9 of the Plan.

     "Phantom Stock Unit" means a hypothetical investment equivalent equal to one share of Stock granted in connection with an Award made under Section 10 of the Plan, or credited with respect to Awards of Performance Share
Units which have been deferred under Section 9.

     "Plan" means the 1998 Stock Incentive Plan of OmniComm
Systems, Inc.

     "Reporting Company" means the Company upon or after the first registration of the Company's equity securities under the Exchange Act.

     "Restricted Period" means, with respect to any share of Restricted Stock, the period of time determined by the Committee during which such share of Restricted Stock is subject to the restrictions set forth in Section 10.

     "Restricted Stock" means shares of Common Stock issued or transferred to a Participant subject to the restrictions set forth in Section 10 and any new, additional or different securities a Participant may become entitled to receive as a result of adjustments made pursuant to Section
12.

     "Restricted Stock Award" means an Award granted under
Section 10 of the Plan.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Stock" means the Common Stock or such other authorized shares of stock the Company as the Committee may from time to time authorize for use under the Plan.

     "Stock Appreciation Right" or "SAR" means an Award granted under Section 8 of the Plan.

     "Subsidiary" means any subsidiary of the Company as defined in Section 424(f) of the Code.

     "Valuation Date" means the last day of an Award Period or the date of death of a Participant, as applicable.






3.   EFFECTIVE DATE, DURATION AND SHAREHOLDER APPROVAL

     Subject to the approval of this Plan by the shareholders of the Company at a duly convened meeting of shareholders, or by a written consent of shareholders effective under applicable state law, the Plan shall become effective on January 1, 1998, and no further Awards may be made after the expiration of 10 years therefrom.

     The Plan shall continue in effect until all matters relating to the payment of Awards and administration of the Plan have been settled.

4.   ADMINISTRATION

     The Committee shall administer the Plan. Each member of the Committee shall, at the time he takes any action with respect to an Award under the Plan, be a Disinterested
Person; provided, however, that such requirement shall not apply prior to the Company becoming a Reporting Company and publicly traded on a NASDAQ regulated market. Two members of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee.

     No member of the Committee, while serving as such, shall be eligible to receive an Award under the Plan;
provided, however, that such requirement shall not apply prior to the Company becoming a Reporting Company and publicly traded on a NASDAQ regulated market. Subject to the provisions of the Plan, the Committee shall have exclusive power to:

          (a) Select the Eligible Employees to
participate in the Plan;

     (b) Determine the nature and extent of the Awards to be made to each Participant;

          (c) Determine the time or times when Awards will be made;

          (d) Determine the duration of each Award
Period;

     (e) Determine the conditions to which the payment of Awards may be subject;

          (f) Establish the Performance Goals for each
Award Period;

          (g) Prescribe the form or forms evidencing
Awards; and

     (h) Cause records to be established in which there shall be entered, from time to time as Awards are made to Participants, the date of each Award, the number of Incentive Stock Options, Nonqualified Stock Options, SARs,
Phantom Stock Units, Performance Share Units and shares of
Restricted Stock awarded by the Committee to each Participant, the expiration date, the Award Period and the duration of any applicable Restricted Period.

     The Committee shall have the authority, subject to the provisions of the Plan, to establish, adopt, or revise such rules and regulations and to make all such determinations relating to the Plan as it may deem necessary or advisable for the administration of the Plan. The Committee's interpretation of the Plan or any Awards granted pursuant thereto and all decisions and determinations by the Committee with respect to the Plan shall be final, binding, and conclusive on all parties unless otherwise determined by the Board. Notwithstanding the foregoing, in lieu of a Committee as described above, the Board of Directors of the Company may administer the Plan until such time as it is practicable and feasible to appoint a Committee.


5.   GRANT OF OPTIONS, STOCK APPRECIATION RIGHTS,
RESTRICTED STOCK AWARDS,PHANTOM STOCK AWARDS AND
PERFORMANCE SHARE UNITS; SHARES SUBJECT TO THE PLAN

     The Committee may, from time to time, grant Awards of Options, Stock Appreciation Rights, Restricted Stock,
Phantom Stock Units and/or Performance Share Units to one or more Participants; provided, however, that:

     Subject to Section 12, the aggregate number of shares
        of
Stock made subject to Awards may not exceed 3,000,000;

     Such shares shall be deemed to have been used in
        payment of
awards whether they are actually delivered or the Fair
Market Value equivalent of such shares is paid in cash. In the event any Option, SAR not attached to an Option, Restricted Stock, Phantom Stock Unit or Performance Share
Unit, shall be surrendered, terminate, expire, or be forfeited, the number of shares of Stock no longer subject thereto shall thereupon be released and shall thereafter be available for new Awards under the Plan to the fullest extent permitted by Rule 16b-3 under the Exchange Act (if applicable at the time);

     Stock delivered by the Company in settlement of Awards
        under
the Plan may be authorized and unissued Stock or Stock held in the treasury of the Company or may be purchased on the open market or by private purchase at prices no higher than the Fair Market Value at the time of purchase; and

     No individual may receive Options or SARs representing

More than 500,000 shares of Stock in any one year.

6. ELIGIBILITY

     Participants shall be limited to officers, key employees and independent contractors of the Company and its Subsidiaries and Affiliates who have received written notification from the Committee or from a person designated by the Committee, that they have been selected to participate in the Plan.

7.   STOCK OPTIONS

     One or more Incentive Stock Options or Nonqualified
Stock Options can be granted to any Participant; provided, however, that Incentive Stock Options may be granted only to employees of the Company or a Subsidiary. Each Option so granted shall be subject to the following conditions.

     (a) OPTION PRICE. The Option price ("Option Price") per share of Stock shall be set by the Committee at the time of grant but shall not be less than (i) in the case of an Incentive Stock Option, the Fair Market Value of a share of Stock at the Date of Grant, and (ii) in the case of a Non-Qualified Stock Option, the par value per share of Stock.

     (b) MANNER OF EXERCISE AND FORM OF PAYMENT. Options which have become exercisable may be exercised by delivery of written notice of exercise to the Committee accompanied by payment of the Option Price. The Option Price shall be payable in cash and/or shares of Stock valued at the Fair
Market Value at the time the Option is exercised, or, in the discretion of the Committee, either (i) in other property having a fair market value on the date of exercise equal to the Option Price, or (ii) by delivering to the Committee a copy of irrevocable instructions to a stockbroker to deliver promptly to the Company an amount of sale or loan proceeds sufficient to pay the Option Price.

     (c) OTHER TERMS AND CONDITIONS. If the Holder has not died or terminated, the Option shall become exercisable in such manner and within such period or periods ("Option
Period"), not to exceed 10 years from its Date of Grant, as set forth in the Stock Option Agreement to be entered into in connection therewith.

          (i) Each Option shall lapse in the following situations:

                   -Ten years after it is granted;

                 -Three months after Normal Termination,
                 except
                 as otherwise provided by the Committee,
                 or

                 -Any earlier time set forth in the Stock
                 Option Agreement.

          (ii)  If the Holder terminates otherwise than
          by Normal Termination or death, the Option shall lapse at the time of termination.

          (iii) If the Holder dies within the Option Period
          or within 3 months after Normal Termination (or
          such other period as may have been established by
          the Committee), the Option shall lapse unless it
          is exercised within the Option Period and in no
          event later than 12 months after the date of
          Holder's death by the Holder's legal
          representative or     representatives or by the
          person or persons entitled to do so under the Holder's last will and testament or, if the Holder shall fail to make testamentary disposition of such Option or shall die intestate, by the person entitled to receive said
          Option under the applicable laws of descent and distribution.

     (d) STOCK OPTION AGREEMENT. Each Option granted under the Plan shall be evidenced by a "Stock Option Agreement" between the Company and the Holder of the Option containing such provisions as may be determined by the Committee, but shall be subject to the following terms and conditions:

          (i) Each Option or portion thereof that is exercisable shall be exercisable for the full amount or for any part thereof, except as otherwise determined by the terms of the Stock
          Option Agreement.

          (ii) Each share of Stock purchased through the exercise of an Option shall be paid for in full at the time of the exercise. Each Option shall cease to be exercisable, as to any share of Stock, when the Holder purchases the share or exercises a related SAR or when the Option lapses.

          (iii) Options shall not be transferable by the Holder except by will or the laws of descent and distribution and shall be exercisable during the Holder's lifetime only by him.

          (iv) Each Option shall become exercisable by the Holder in accordance with the vesting schedule established by the Committee for the Award.

          (v) Each Stock Option Agreement may contain an agreement that, upon demand by the Committee for such a representation, the Holder shall deliver to the Committee at the time of any exercise of an Option a written representation that the shares to be acquired upon such exercise are to be acquired for investment and not for resale or with a view to the distribution thereof. Upon such demand, delivery of such representation prior to the delivery of any shares issued upon exercise of an Option shall be a condition precedent to the right of the Holder or such other person to purchase any shares. In the event certificates for Stock are delivered under the Plan with respect to which such investment representation has been obtained, the Committee may cause a legend or legends to be placed on such certificates to make appropriate reference to such representation and to restrict transfer in the absence of compliance with applicable federal or state securities laws.

     (e) GRANTS TO 10% HOLDERS OF COMPANY VOTING STOCK.
Notwithstanding Section 7(a), if an Incentive Stock Option is granted to a Holder who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or of the Company and its Subsidiaries, the period specified in the Stock Option
Agreement for which the Option thereunder is granted and at the end of which such Option shall expire shall not exceed five years from the Date of Grant of such Option and the Option Price shall be at least 110 percent of the Fair
Market Value (on the Date of Grant) of the Stock subject to the Option.

     (f) LIMITATION.  To the extent the aggregate Fair
Market Value (as determined as of the Date of Grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year(under all plans of the Company and its Subsidiaries) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

     (g) VOLUNTARY SURRENDER. The Committee may permit the voluntary surrender of all or any portion of any Nonqualified Stock Option and its corresponding SAR, if any, granted under the Plan to be conditioned upon the granting to the Holder of a new Option for the same or a different number of shares as the Option surrendered or require such voluntary surrender as a condition precedent to a grant of a new Option to such Participant. Such new
Option shall be exercisable at the Option Price, during the exercise period, and in accordance with any other terms or conditions specified by the Committee at the time the new Option is granted, all determined in accordance with the provisions of the Plan without regard to the Option
Price, exercise period, or any other terms and conditions of the Nonqualified Stock Option surrendered.

     (h) ORDER OF EXERCISE. Options granted under the Plan may be exercised in any order, regardless of the Date of Grant or the existence of any other outstanding Option.

     (i) NOTICE OF DISPOSITION. Participants shall give prompt notice to the Company of any disposition of Stock acquired upon exercise of an Incentive Stock Option if such disposition occurs within either two years after the Date of Grant of such Option and/or one year after the receipt of such Stock by the Holder.

8.   STOCK APPRECIATION RIGHTS

     Any Option granted under the Plan may include an SAR, either at the time of grant or by amendment except that in the case of an Incentive Stock Option, such SAR shall be granted only at the time of grant of the related Option.
The Committee may also award to Participants SARs independent of any Option. An SAR shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose, including, but not limited to, the following:

     (a)VESTING. An SAR granted in connection with an Option
shall become exercisable, be transferable and shall lapse according to the same vesting schedule, transferability and lapse rules that are established for the Option. An SAR granted independent of an Option shall become exercisable, be transferable and shall lapse in accordance with a vesting schedule, transferability and lapse rules established by the Committee. Notwithstanding the above, an SAR shall not be exercisable by a person subject to Section
16(b) of the Exchange Act for at least six months following the date of grant.

     (b) FAILURE TO EXERCISE. If on the last day of the Option
Period (or in the case of an SAR independent of an Option, the SAR period established by the Committee), the Fair
Market Value of the Stock exceeds the Option Price, the Holder has not exercised the Option or SAR, and neither the Option nor the SAR has lapsed, such SAR shall be deemed to have been exercised by the Holder on such last day and the Company shall make the appropriate payment therefor.

     (c) PAYMENT. The amount of additional compensation which
may be received pursuant to the award of one SAR is the excess, if any, of the Fair Market Value of one share of Stock on the Appreciation Date over the Option Price, in the case of an SAR granted in connection with an Option, or the Fair Market Value of one share of Stock on the Date of Grant, in the case of an SAR granted independent of an Option. With respect to SARs exercised before the Company has been subject to the reporting requirements of Section
13(a) of the Exchange Act for one year, the Company shall issue or transfer to the Participant shares of Stock with a Fair Market Value at such time equal to 100 percent of any such excess. With respect to SARs exercised after the Company has been subject to such reporting requirements for at least one year, the Company shall pay such excess in cash, in shares of Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee.
Fractional shares shall be settled in cash.

     (d) DESIGNATION OF APPRECIATION DATE. A Participant may designate an Appreciation Date at such time or times as may be determined by the Committee at the time of grant by filing an irrevocable written notice with the Committee or its designee, specifying the number of SARs to which the Appreciation Date relates, and the date on which such SARs were awarded. Such time or times determined by the Committee may take into account any applicable "window periods" required by Rule 16b-3 under the Exchange Act.

     EXPIRATION. Except as otherwise provided in the case of SARs granted in connection with Options, the SARs shall expire on a date designated by the Committee which is not later than ten years after the date on which the SAR was awarded.

9.   PERFORMANCE SHARES

     (a) AWARD GRANTS. The Committee is authorized to establish Performance Share programs to be effective over designated Award Periods of not less than three years nor more than five years. At the beginning of each Award
Period, the Committee will establish in writing Performance
Goals based upon financial objectives for the Company for such Award Period and a schedule relating the accomplishment of the Performance Goals to the Awards to be earned by Participants. Performance Goals may include absolute or relative growth in earnings per share or rate of return on stockholders' equity or other measurement of corporate performance and may be determined on an individual basis or by categories of Participants. The
Committee may adjust Performance Goals or performance measurement standards as it deems equitable in recognition of extraordinary or non-recurring events experienced during an Award Period by the Company or by any other corporation whose performance is relevant to the determination of whether Performance Goals have been attained. The
Committee shall determine the number of Peformance Share
Units to be awarded, if any, to each Participant who is selected to receive an Award. The Committee may add new
Participants to a Performance Share program after its commencement by making pro rata grants.

     (b) DETERMINATION OF AWARD. At the completion of a
Performance Share program, or at other times as specified by the Committee, the Committee shall calculate the amount earned with respect to each Participant's award by multiplying the Fair Market Value on the Valuation Date by the number of Performance Share Units granted to the Participant and multiplying the amount so determined by a performance factor representing the degree of attainment of the Performance Goals.

     (c) PARTIAL AWARDS. A Participant for less than a full Award Period, whether by reason of commencement or termination of employment or otherwise, shall receive such portion of an Award, if any, for that Award Period as the Committee shall determine.

     (d) PAYMENT OF NON-DEFERRED AWARDS. The amount earned with respect to an Award shall be payable 100% in shares of Stock based on the Fair Market Value on the Valuation Date;
provided, however, that, at its discretion, the Committee may vary such form of payment as to any Participant upon the specific request of such Participant. The amount of any payment made in cash shall be based upon the Fair
Market Value on the seventh business day prior to payment.
Except as provided in subparagraph 9(e), payments of Awards shall be made as soon as practicable after the completion of an Award Period.

     (e) DEFERRAL OF PAYMENT. A Participant may file a written election with the Committee to defer the payment of any amount otherwise payable pursuant to subparagraph 9(d) on account of an Award to a period commencing at such future date as specified in the election. Such election must be filed with the Committee no later than the last day of the month which is two-thirds of the way through the Award Period during which the Award is earned, unless the Committee specifies an earlier filing date.

     (f) SEPARATE ACCOUNTS. At the conclusion of each Award Period, the Committee shall cause a separate account to be maintained in the name of each Participant with respect to whom all or a portion of an Award of Performance
Share Units earned under the Plan has been deferred. All amounts credited to such account shall be fully vested at all times.

     (g) ELECTION OF FORM OF INVESTMENT. Within 60 days from the end of each Award Period, and at such time or times, if any, as the Committee may permit, a Participant may file a written election with the Committee of the percentage of the deferred portion of any Award of Performance Share Units which is to be expressed in the form of dollars and credited with interest, the percentage of such Award which is to be expressed in the form of Phantom Stock Units and the percentage of such Award which is to be deemed invested in any other hypothetical investment equivalent from time to time made available under the Plan by the Committee. In the event a Participant fails to file an election within the time prescribed, one hundred percent (100%) of the deferred portion of such Participant's Award shall be expressed in the form of Phantom Stock Units.

     (h) INTEREST PORTION. The amount of interest credited with respect to the portion of an Award credited to the Participant's account which is deferred and credited with interest (the "Interest Portion") shall be equal to the amount such portion would have earned had it been credited with interest from the last day of the Award Period with respect to which the Award was made until the seventh business day preceding the date as of which payment is made, compounded annually, at the Company's rate of return on stockholders' equity for each fiscal year that payment is deferred, or at such other rate as the Committee may from time to time determine. The Committee may, in its sole discretion, credit interest on amounts payable prior to the date on which the Company's rate of return on stockholders' equity becomes ascertainable at the rate applicable to deferred amounts during the year immediately preceding the year of payment.

     (i) PHANTOM STOCK UNIT PORTION. With respect to the portion of an Award credited to the Participant's account which is deferred and expressed in the form of Phantom
Stock Units (the "Phantom Stock Unit Portion"), the number of Phantom Stock Units so credited shall be equal to the result of dividing (i) the Phantom Stock Unit Portion by
(ii) the Fair Market Value on the date the Award Period ended.

     (j) DIVIDEND EQUIVALENTS. Within thirty (30) days from the payment of a dividend by the Company on its Stock, the Phantom Stock Unit Portion of each Participant's account shall be credited with additional Phantom Stock
Units the number of which shall be determined by (i) multiplying the dividend per share paid on the Company's
Stock by the number of Phantom Stock Units credited to his account at the time such dividend was declared, then (ii) dividing such amount by the Fair Market Value on the payment date for such dividend.

     (k) PAYMENT OF DEFERRED AWARDS. Payment with respect to amounts credited to the account of a Participant shall be made in a series of annual installments over a period of ten (10) years, or such other period as the Committee may direct, or as the Committee may allow the Participant to elect, in either case at the time of the original deferral election. Except as otherwise provided by the Committee, each installment shall be withdrawn proportionately from the Interest Portion and from the Phantom Stock Unit
Portion of a Participant's account based on the percentage of the Participant's account which he originally elected to be credited with interest and with Phantom Stock Units, or, if a later election has been permitted by the Committee and is then in effect, based on the percentage specified in such later election. Payments shall commence on the date specified by the Participant in his deferral election, unless the Committee in its sole discretion determines that payment shall be made over a shorter period or in more frequent installments, or commence on an earlier date, or any or all of the above. If a Participant dies prior to the date on which payment with respect to all amounts credited to his account shall have been completed, payment with respect to such amounts shall be made to the Participant's beneficiary in a series of annual installments over a period of five (5) years, unless the Committee in its sole discretion determines that payment shall be made over a shorter period or in more frequent installments, or both. To the extent practicable, each installment payable hereunder shall approximate that part of the amount then credited to the Participant's or beneficiary's account which, if multiplied by the number of installments remaining to be paid would be equal to the entire amount then credited to the Participant's account.

     (l) COMPOSITION OF PAYMENT. The Committee shall cause all payments with respect to deferred Awards to be made in a manner such that not more than one-half of the value of each installment shall consist of Stock. To that end, payment with respect to the Interest Portion and the Phantom Stock Unit Portion of a Participant's account shall be paid in cash and Stock as the Committee shall determine in its sole discretion. The determination of any amount to be paid in cash for Phantom Stock Units shall be made by multiplying (i) the Fair
Market Value of one share of Stock on the seventh business day prior to the date as of which payment is made, by (ii) the number of Phantom Stock Units for which payment is being made. The determination of the number of shares of Stock, if any, to be distributed with respect to the Interest Portion of a Participant's account shall be made by dividing (i) one-half of the value of such portion on the seventh business day prior to the date as of which payment is made, by (ii) the Fair Market Value of one share of Stock on such date. Fractional shares shall be paid in cash.

     (m) ALTERNATIVE INVESTMENT EQUIVALENTS.  If the
Committee shall have permitted Participants to elect to have deferred Awards of Performance Share Units invested in one or more hypothetical investment equivalents other than interest or Phantom Stock Units, such deferred Awards shall be credited with hypothetical investment earnings at such rate, manner and time as the Committee shall determine. At the end of the deferral period, payment shall be made in respect of such hypothetical investment equivalents in such manner and at such time as the Committee shall determine.

     (n) ADJUSTMENT OF PERFORMANCE GOALS. The Committee may, during the Award Period, make such adjustments to Performance Goals as it may deem appropriate, to compensate for, or reflect, any significant changes that may have occurred during such Award Period in (i) applicable accounting rules or principles or changes in the Company's method of accounting or in that of any other corporation whose performance is relevant to the determination of whether an
Award has been earned or (ii) tax laws or other laws or regulations that alter or affect the computation of the measures of Performance Goals used for the calculation of Awards.

10.  RESTRICTED STOCK AWARDS AND PHANTOM STOCK UNITS

     (a) AWARD OF RESTRICTED STOCK AND PHANTOM STOCK UNITS.

               The Committee shall have the authority (1)
                    to
     grant Restricted Stock and Phantom Stock Unit Awards,
     (2) to issue or transfer Restricted Stock to Participants, and (3) to establish terms, conditions and restrictions applicable to such Restricted Stock and Phantom Stock Units, including the Restricted
     Period, which may differ with respect to each grantee, the time or times at which Restricted Stock or Phantom
     Stock Units shall be granted or become vested and the number of shares or units to be covered by each grant.

               The Holder of a Restricted Stock Award
                    shall
     execute and deliver to the Secretary of the Company an agreement with respect to Restricted Stock and escrow agreement satisfactory to the Committee and the appropriate blank stock powers with respect to the Restricted Stock covered by such agreements. If a Participant shall fail to execute the agreement, escrow agreement and stock powers within such period, the Award shall be null and void. Subject to the restrictions set forth in Section 10(b), the Holder shall generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. At the discretion of the Committee, cash and stock dividends with respect to the Restricted Stock may be either currently paid or withheld by the Company for the Holder's account, and interest may be paid on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Committee.
     Cash or stock dividends so withheld by the Committee shall not be subject to forfeiture.

               In the case of a Restricted Stock Award,
                    the
     Committee shall then cause stock certificates registered in the name of the Holder to be issued and deposited together with the stock powers with an escrow agent to be designated by the Committee. The
     Committee shall cause the escrow agent to issue to the Holder a receipt evidencing any stock certificate held by it registered in the name of the Holder.

               In the case of a Phantom Stock Units Award,
                    no
     shares of Common Stock shall be issued at the time the Award is made, and the Company will not be required to set aside a fund for the payment of any such Award.
     The Committee shall, in its sole discretion, determine whether to credit to the account of, or to currently pay to, each Holder of an Award of Phantom Stock Units an amount equal to the cash dividends paid by the Company upon one share of Stock for each Phantom Stock
     Unit then credited to such Holder's account ("Dividend
     Equivalents"). Dividend Equivalents credited to
     Holder's account shall be subject to forfeiture and may bear interest at a rate and subject to such terms as determined by the Committee.

     (b) RESTRICTIONS.

               Restricted Stock awarded to a Participant
                    shall
     be subject to the following restrictions until the expiration of the Restricted Period: (1) the Holder shall not be entitled to delivery of the stock certificate; (2) the shares shall be subject to the restrictions on transferability set forth in the grant; (3) the shares shall be subject to forfeiture to the extent provided in subparagraph (d) and, to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Holder to such shares and as a shareholder shall terminate without further obligation on the part of the Company.

               Phantom Stock Units awarded to any
                    Participant
     shall be subject to the following restrictions until the expiration of the Restricted Period: (1) the units shall be subject to forfeiture to the extend provided in subparagraph (d), and to the extent such units are forfeited, all rights of the Holder to such units shall terminate without further obligation on the part of the Company and (2) any other restrictions which the Committee may determine in advance are necessary or appropriate.

               The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock and Phantom Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Stock Award or Phantom
     Stock Award, such action is appropriate.

     (c) RESTRICTED PERIOD.  The Restricted Period of
Restricted Stock and Phantom Stock Units shall commence on the Date of Grant and shall expire from time to time as to that part of the Restricted Stock and Phantom Stock Units indicated in a schedule established by the Committee in the Incentive Plan Agreement.

     (d) FORFEITURE PROVISIONS. In the event a Holder terminates employment during a Restricted Period, that portion of the Award with respect to which restrictions have not expired ("Non-Vested Portion") shall be treated as follows.

             (i) Resignation or discharge:

                  --     The Non-Vested Portion of the
Award shall
                    be completely forfeited.

            (ii) Normal Termination:

                  --     The Non-Vested Portion of the
Award shall
                    be prorated for service during the
                    Restricted Period and shall be
                    received as soon as practicable
                    following termination.
          (iii) Death:

                    --   The Non-Vested Portion of the
Award shall be
                    prorated for service during the
                    Restricted Period and paid to the
                    Participant's beneficiary as soon as
                    practicable following death.

     (e) DELIVERY OF RESTRICTED STOCK AND SETTLEMENT OF
PHANTOM STOCK UNITS. Upon the expiration of the Restricted
Period with respect to any shares of Stock covered by a Restricted Stock Award, a stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) shall be delivered without charge to the Holder, or his beneficiary, free of all restrictions under the Plan. Upon the expiration of the Restricted Period with respect to any Phantom Stock Units covered by a Phantom Stock Unit Award, the Company shall deliver to the Holder or his beneficiary without any charge one share of Stock for each Phantom Stock Unit which has not then been forfeited and with respect to which the Restricted Period has expired ("vested unit") and cash equal to any Dividend Equivalents credited with respect to each such vested unit and the interest thereon, if any;
provided, however, that the Committee may, in its sole discretion, elect to pay cash or part cash and part Stock in lieu of delivering only Stock for vested units. If cash payment is made in lieu of delivering Stock, the amount of such payment shall be equal to the Fair Market Value for the date on which the Restricted Period lapsed with respect to such vested unit.

     (f) SEC RESTRICTIONS.  Each certificate representing
Restricted Stock awarded under the Plan shall bear the following legend:

           "Transfer of this certificate and the shares
represented hereby is restricted pursuant to the terms of
a Restricted Stock Agreement, dated as of          ,
between OmniComm Systems, Inc. and
__________________________.  A copy of such Agreement is on
file at the offices of the Company in Miami, Florida."

Stop transfer orders shall be entered with the Company's transfer agent and registrar against the transfer of legend securities except in compliance with the Securities Act.

11.  GENERAL

     (a) ADDITIONAL PROVISIONS OF AN AWARD. The award of any benefit under the Plan may also be subject to such other provisions (whether or not applicable to the benefit awarded to any other Participant) as the Committee determines appropriate including, without limitation, provisions to assist the Participant in financing the purchase of Common Stock through the exercise of Options, provisions for the forfeiture of or restrictions on resale or other disposition of shares acquired under any form of benefit, provisions giving the Company the right to repurchase shares acquired under any form of benefit in the event the Participant elects to dispose of such shares, and provisions to comply with Federal and state securities laws and Federal and state income tax withholding requirements.

     (b) PRIVILEGES OF STOCK OWNERSHIP. Except as otherwise specifically provided in the Plan, no person shall be entitled to the privileges of stock ownership in respect of shares of Stock which are subject to Options or Restricted
Stock Awards, Performance Share Unit Awards or Phantom
Stock Unit Awards hereunder until such shares have been issued to that person upon exercise of an Option according to its terms or upon sale or grant of those shares in accordance with a Restricted Stock Award, Performance Share
Unit Award or Phantom Stock Unit Award.

     (c) GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. The Company shall be under no obligation to register under the Securities Act any of the shares of Stock paid under the Plan. If the shares paid under the Plan may in certain circumstances be exempt from registration under the Securities Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

     (d) TAX WITHHOLDING. Notwithstanding any other provision of the Plan, the Company or a Subsidiary or Affiliate, as appropriate, shall have the right to deduct from all Awards, to the extent paid in cash, all federal, state or local taxes as required by law to be withheld with respect to such Awards and, in the case of Awards paid in Stock, the Holder or other person receiving such Stock may be required to pay to the Company or a Subsidiary or Affiliate, as appropriate prior to delivery of such Stock, the amount of any such taxes which the Company or Subsidiary is required to withhold, if any, with respect to such
Stock. Subject in particular cases to the disapproval of the Committee, the Company may accept shares of Stock of equivalent Fair Market Value in payment of such withholding tax obligations if the Holder of the Award elects to make payment in such manner at least six months prior to the date such tax obligation is determined.

     (e) CLAIM TO AWARDS AND EMPLOYMENT RIGHTS. No employee or other person shall have any claim or right to be granted an Award under the Plan nor, having been selected for the grant of an Award, to be selected for a grant of any other Award. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ of the Company or a Subsidiary or Affiliate.

     (f) DESIGNATION AND CHANGE OF BENEFICIARY.  Each
Participant shall file with the Committee a written designation of one or more persons as the beneficiary who shall be entitled to receive the amounts payable with respect to an Award of Performance Share Units, Phantom
Share Units or Restricted Stock, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt.

     (g) PAYMENTS TO PERSONS OTHER THAN PARTICIPANTS. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative), may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

     (h) NO LIABILITY OF COMMITTEE MEMBERS. No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense
(including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person's own fraud or bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the
Company's Articles of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

     (i) GOVERNING LAW. The Plan shall be governed by and construed in accordance with the internal laws of the State of Florida without reference to the principles of conflicts of law thereof.

     (j) FUNDING. Except as provided under Section 10, no provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Holders shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

     (k) NONTRANSFERABILITY. A person's rights and interest under the Plan, including amounts payable, may not be sold, assigned, donated, or transferred or otherwise disposed of, mortgaged, pledged or encumbered except, in the event of a Holder's death, to a designated beneficiary to the extent permitted by the Plan, or in the absence of such designation, by will or the laws of descent and distribution.

     (l) RELIANCE ON REPORTS. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Subsidiaries or Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than himself.

     (m) RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any Subsidiary or Affiliate except as otherwise specifically provided.

     (n) EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries and Affiliates.

     (o) PRONOUNS. Masculine pronouns and other words of masculine gender shall refer to both men and women.

     (p) TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

12.  CHANGES IN CAPITAL STRUCTURE

     Options, SARs, Restricted Stock Awards, Phantom Stock
Unit Awards, Performance Share Unit Awards, and any agreements evidencing such Awards, and Performance Goals, shall be subject to adjustment or substitution, as determined by the Committee in its sole discretion, as to the number, price or kind of a share of Stock or other consideration subject to such Awards or as otherwise determined by the Committee to be equitable (i) in the event of changes in the outstanding Stock or in the capital structure of the Company, or of any other corporation whose performance is relevant to the attainment of Performance
Goals hereunder, by reason of stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the Date of Grant of any such Award or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, Participants in the Plan, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan. In addition, in the event of any such adjustments or substitution, the aggregate number of shares of Stock available under the Plan shall be appropriately adjusted by the Committee, whose determination shall be conclusive. Any adjustment in Incentive Stock Options under this Section 12 shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13.  EFFECT OF CHANGE IN CONTROL

     (a) In the event of a Change in Control, notwithstanding any vesting schedule provided for hereunder or by the Committee with respect to an Award of Options, SARs, Phantom Stock Units or Restricted Stock, such Option or SAR shall become immediately exercisable with respect to 100 percent of the shares subject to such Option or SAR, and the Restricted Period shall expire immediately with respect to 100 percent of the Phantom Stock Units or shares of Restricted Stock subject to Restrictions; provided, however, that to the extent that so accelerating the time an Incentive Stock Option may first be exercised would cause the limitation provided in Section 7(f) to be exceeded, such Options shall instead first become exercisable in so many of the next following years as is necessary to comply with such limitation.

     (b) In the event of a Change in Control, all incomplete Award Periods in effect on the date the Change in Control occurs shall end on the date of such change, and the Committee shall, (i) determine the extent to which Performance Goals with respect to each such Award Period have been met based upon such audited or unaudited financial information then available as it deems relevant,
(ii) cause to be paid to each Participant partial or full
Awards with respect to Performance Goals for each such Award Period based upon the Committee's determination of the degree of attainment of Performance Goals, and (iii) cause all previously deferred Awards to be settled in full as soon as possible.

     (c) The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. The Company agrees that it will make appropriate provisions for the preservation of Participant's rights under the Plan in any agreement or plan which it may enter into or adopt to effect any such merger, consolidation, reorganization or transfer of assets.

14.  NONEXCLUSIVITY OF THE PLAN

     Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

15.  AMENDMENTS AND TERMINATION

     The Board may at any time terminate the Plan. With the express written consent of an individual Participant, the Board may cancel or reduce or otherwise alter the outstanding Awards thereunder if, in its judgment, the tax, accounting, or other effects of the Plan or potential payouts thereunder would not be in the best interest of the Company. The Board may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Plan in whole or in part, provided, however, that without further stockholder approval the Board shall not:

                       (a) Increase the maximum number of
shares of Stock which may be issued on exercise of Options, SARs, or pursuant to Restricted Stock Awards, Phantom Stock
Unit Awards, or Performance Share Unit Awards, except as provided in Section 12;

                 (b) Change the maximum Option Price;

                  (c) Extend the maximum Option term;

                  (d) Extend the termination date of the
     Plan; or

                 (e) Change the class of persons eligible to receive Awards under the Plan.

16.  EFFECT OF SECTION 162(M) OF THE CODE

     The Plan, and all Awards issued thereunder, are intended to be exempt from the application of Section
162(m) of the Code, which restricts under certain circumstances the Federal income tax deduction for compensation paid by a public company to named executives in excess of $1 million per year. This exemption is based on Proposed Treasury Regulation Section 1.162-27(f), as in effect at the time of the adoption of the Plan, with the understanding that such regulation generally exempts from the application of Section 162(m) of the Code compensation paid pursuant to a plan that existed before a company becomes publicly held. The Committee may, without shareholder approval, amend the Plan retroactively and/or prospectively to the extent it determines necessary in order to comply with any subsequent clarification of
Section 162(m) of the Code required to preserve the Company's Federal income tax deduction for compensation paid pursuant to the Plan.

As adopted by the Board of Directors of
OmniComm Systems, Inc.
as of January 5, 1998.

Exhibit 10(d)
Consulting Contract - Larry Kronick

CONSULTING AGREEMENT

     This Consulting Agreement ("Agreement") is made this
1st day of March , 1999 (the "Effective Date"), by and between Omnicomm Systems, Inc. a Delaware corporation having a place of business at, 3250 Mary Street, Suite
307, Coconut Grove, FL 33233-0906, Telefacsimile Number
305/670 0541, and Business Asia Consultants, Inc.
("BAC"), a Florida corporation having a place of business at 484 Tamarind Drive, Golden Isles, Hallandale, Florida,
33009, Telefacsimile Number 954/457-8038.

WITNESSETH:

WHEREAS, OmniComm Systems, Inc.    manufactures, markets,
sells and distributes products for networking and web-development (the "Products and Services").

WHEREAS, BAC desires to provide consultation and advice
to OmniComm Systems, Inc.   regarding the marketing, sale
and distribution of the Products and Services.

WHEREAS, OmniComm Systems, Inc.    desires to contract
with BAC for such purpose in accordance with the terms of this Agreement;

NOW THEREFORE, in consideration of the mutual covenants contained herein, and for ten dollars ($10.00), and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

Article   1.   Services.

BAC shall provide Omnicomm Systems, Inc. with the following services ("Services"):

     Assist and consult with Omnicomm Systems, Inc. on marketing and sales of Omnicomm Systems, Inc.'s Products and Services.

Article 2.     Term.

This Agreement shall continue for twelve (12) months beginning on the Effective Date unless terminated under
Article 3.

Article 3.     Termination.

     a. Either party may terminate this Agreement at any time, without cause, effective on sixty (60) days notice to the other party.

     b. In the event Lawrence Kronick becomes an employee of Omnicomm Systems, Inc. or its subsidiaries the agreement will terminate on the effective date of the new employment agreement.

     c. Termination of this Agreement for any reason shall immediately terminate BAC's obligation to provide
Services to Omnicomm  Systems, Inc. and terminate
Omnicomm Systems, Inc.'s obligations to compensate BAC for Services, except as provided in Article 4. The parties' rights, obligations, warranties and representations in Articles 4, 5, 6 and 7 shall survive termination of this Agreement.

Article 4.     Remuneration.

     As BAC's compensation for Services provided under
          1.(a)  Omnicomm  Systems, Inc.  shall
pay BAC a retainer fee of Three Thousand Five Hundred
Dollars (US$3,500) per month  for  the term of the
Agreement commencing on the Effective Date.   In
addition, Omnicomm Systems, Inc. shall grant to Lawrence
Kronick, an option to purchase 60,000 shares of common stock at $.60 per share which shall vest over 3 years in equal quarterly installments.

     b    Omnicomm Systems, Inc. shall provide to
Lawrence Kronick a laptop computer of his choice which shall be not more than US$3,750 within sixty (60) days of the effective date of this agreement

A ten percent (10%) commission (the "Commission") on the Net Invoice Dollar Value of all
Products and Services sold with the assistance of or consultation by BAC will be paid within fifteen (15) days of receipt of actual funds by Omnicomm Systems, Inc.
Payment of the Commission is conditioned upon BAC communicating in writing, including electronic mail, the name of the customer and relevant contact information to Omnicomm Systems, Inc.

     A Commission on the Net Invoice Dollar Value of all
       Products and Services sold by Omnicomm
Systems, Inc. where BAC is requested in writing to participate in the marketing and sales process by Omnicomm Systems, Inc.

     e. A Commission is due only for sales pursuant to orders transmitted to Omnicomm Systems, Inc., during the period commencing on the Effective Date.

     f.   Should Omnicomm Systems, Inc.   choose to
terminate, or not renew the agreement, the Commission under Article 4.b and c will be in effect for six months from the date of termination notice or expiration of the agreement.

     g.   Notwithstanding the foregoing, Omnicomm
Systems, Inc.    shall reimburse BAC for all necessary
and reasonable expenses ("Expenses"), incurred by BAC in
performing the Services, if the Expenses: (i) are fully
and adequately documented and invoiced, and (ii) if in
excess of US $100 per expense, are authorized in advance
in writing by Omnicomm  Systems, Inc.   .  BAC shall
submit invoices for the Expenses on a monthly basis, and Omnicomm Systems, Inc. shall pay such invoices within fifteen (15) days of receipt of BAC's invoice.

Article 5.     Compliance with Law.

Each party shall at all times during the term of this Agreement perform and accept the Services and otherwise act in compliance with any applicable laws, rules and regulations.

Article 6.     Other Agreements.

Each party warrants that it is not a party to any other agreement that would prevent it from entering into this Agreement, or which would adversely effect its performance under this Agreement.

Article 7.     Miscellaneous.

7.1  Relationship.

This Agreement does not make either party the employee, agent or legal representative of the other for any purpose whatsoever. Neither party is granted any right or authority to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of the other party. In fulfilling its obligations pursuant to this Agreement, each party shall be acting as an independent contractor. Omnicomm
Systems, Inc. shall not have the right to, and shall not, control the manner or prescribe the method by which the services are performed by BAC hereunder.

7.2   Assignment.

Neither party shall have the right to assign or otherwise transfer its rights and obligations under this Agreement except with the prior written consent of the other party.
Notwithstanding the Forgoing, Omnicomm  Systems, Inc.
may assign or transfer its rights under this Agreement to a successor corporation or to an affiliate. Any prohibited assignment shall be invalid.

7.3   Notices.

Notices permitted or required to be given hereunder shall be deemed sufficient only if in writing and:



     a. Given by registered or certified mail, postage prepaid, addressed to the respective addresses of the parties as first written or at such other addresses as the respective parties may designate by like notice from time to time. Notices so given shall be effective upon
(a) receipt by the party to which notice is given, or (b) on the fifth (5th) business day following the date such notice was posted, whichever occurs first; or

     b. Given by Telefacsimile to the respective parties at the Telefacsimile Number first written, or at such other number as the respective parties may designate by like notice from time to time. Notices so given shall be effective upon receipt by the party to which notice is given and a facsimile transmission receipt evidencing successful transmission of the Telefacsimile according to this Article shall be sufficient documentation to establish receipt by the receiving party.


7.4  Entire Agreement.

This Agreement, including all the Schedules now or hereafter attached hereto and incorporated as an integral part of this Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all previous proposals, oral or written, and all negotiations, conversations or discussions heretofore had between the parties related to the subject matter of this Agreement. There are no other understandings or covenants, expressed or implied, not expressly set forth in this Agreement.

7.5  Amendment.

This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by written amendment signed by the parties hereto.

7.6  Severability.

In the event that any of the terms of this Agreement are in conflict with, or invalid or unenforceable under, any rule of law or statutory provision or otherwise unenforceable under the laws or regulations of any government or subdivision thereof, such terms shall be modified and limited, but only to the extent necessary to make such affected provision valid or enforceable. Such invalidity or unenforceability shall not invalidate any of the other terms of this Agreement and this Agreement shall continue in full force and effect.

7.7  Waiver.

No failure by either party to take any action or assert any right hereunder shall be deemed to be a waiver of such right in the event of the continuation or repetition of the circumstances giving rise to such right. No waiver of any one provision hereunder shall be considered a waiver of any other provision hereunder.

7.8  Governing Law.

This Agreement shall be governed by, and interpreted and construed according to, the internal laws, and not the law of conflicts, of the State of Florida, USA

7.9  Arbitration

The parties agree that any disputes or questions arising hereunder, including the construction or application of this Agreement, shall be settled by arbitration in accordance with the rules of the American Arbitration
Association (AAA) then in force. The arbitrators shall look solely to the Agreement to settle the dispute or questions unless the matter is not covered in the Agreement. Arbitration can be initiated at the written request of either Omnicomm Systems, Inc. or BAC. Any part of this Agreement that is not in dispute shall continue to be performed during arbitration. The cost of the Arbitration shall be shared equally by the parties, unless the Arbitrator (s) determine that the expenses shall be otherwise shared. Arbitration shall take place in Broward County, Florida, USA.

7.10 Costs and Expenses.

If there is any claim, litigation or controversy arising out of this Agreement or its interpretation or enforcement, the prevailing party shall recover from the other all reasonable legal expenses of its attorneys.

7.11 Written Agreement.

The parties intend to be bound only upon executing a written agreement. Neither employment nor any other conduct shall imply a continuing agreement upon the expiration of this Agreement.

7.12 Counterparts.

This Agreement may be signed in one or more counterparts with the same effect as if the signatures to each counterpart were upon a single instrument. All counterparts shall be considered an original of this Agreement. All counterparts shall be construed together and shall constitute one Agreement.

7.13 Binding Agreement.

Each party binds itself, its partners, successors, permitted assigns and legal representatives to the other party to this Agreement and to the partners, successors, permitted assigns and legal representatives of such other party with respect to all provisions of this Agreement.

7.14 Headings.

The headings contained herein are for convenience of reference only and are not intend to define or limit the scope of any provisions of this Agreement.

7.15 Necessary Acts.

Each party, shall do and perform such acts and execute and deliver any instruments as may be required by law or reasonably requested by notice hereunder by the other party to establish, maintain and protect the respective rights and remedies of the other party, and to carry out the intent and purpose of this Agreement.

7.16 Time.

Time is of the essence in this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written.

                         Omnicomm  Systems, Inc.



                         By: ___________________________


                         Date: April 7, 1999


                         Business Asia Consultants, Inc.



                         By: ___________________________


                         Date: April 7, 1999

Exhibit 10(e)
Medical Advisory Board Agreement

     This letter will serve to confirm the terms and conditions of your appointment to the Medical Advisory
Board which has been established for the purpose of advising and consulting on the development, implementation and marketing of the TrialMasterTM application.

   The following are the terms and conditions that relate to the appointment:

Purpose: To advise and consult OmniCommerce, Inc. on the development, implementation, and marketing of the TrialMasterTM application.

Composition: The medical advisory board will be composed of 3-5 individuals.

Qualifications: A board member shall have the background and expertise to provide meaningful insight into the process of developing, implementing, and marketing a service to the medical drug and device industry.

Term: Two years.

Compensation and Fees:

     1) Monthly Retainer: $1000.00 per month paid directly to Ms. Sheila Spiro.

     2) Per Diem: In the event a board member is asked to appear on behalf of the Company at a meeting or event, the Company shall pay the member $3,000 per day and provide for 1st class air travel and accommodations. The Company shall commit to a minimum of six (6) days per year beginning with calendar year 1999.

     3) Stock Bonus: Upon acceptance of the appointment, the Company shall provide the board member with 5,000 shares of common stock of the Company.

     4) Stock Option: Upon acceptance of the appointment, the member shall be granted an option by the Company to purchase 50,000 shares of common stock over the term of the appointment at $1.00 per share. The option shall vest as follows: i) After 6 months of appointment: 10,000 shares;
ii) After 12 months of appointment: 20,000 shares; and,
iii) After 18 months of appointment: 20,000 shares.

Board Representations and Contacts:

     1) The Company shall not make any representations whether written or oral on behalf of the Board or its members unless the Board or the board member has approved the representation in writing.

     2) The Company may make available to prospective clients or investors the names of the board members and their qualifications.

     3) The Company shall not make arrangements for or allow a board member to be contacted unless the board member gives prior written approval of the time, date, and is notified of the purpose of the contact including name of individual.

Status Reports: The Company shall forward to each board member on a monthly basis a report setting forth the status of the development of the TrialMasterTM application.

     If the foregoing accurately reflects your understanding of the relationship between yourself and Medical Advisory Board, please sign, date and return an original of this letter at the address listed above.

Sincerely,



Mr. Peter S. Knezevich
Chief Executive Officer



Understood and Agreed To:

_________________________